Exhibit 99.1

Building Better Experiences

Q2 2020 Second Quarter Shareholder Report

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August 5, 2020

BCE

Building Better Q2 2020 Experiences Second Quarter Shareholder Report August 5, 2020

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 36 to 39 for a list of defined non-GAAP financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the second quarter of 2020 (Q2 2020 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2019 dated March 5, 2020 (BCE 2019 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2020 dated May 6, 2020 (BCE 2020 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 5, 2020, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2019 dated March 5, 2020 (BCE 2019 AIF) and recent financial reports, including the BCE 2019 Annual MD&A and the BCE 2020 First Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q2) and six months (YTD) ended June 30, 2020 and 2019.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A, and in particular, but without limitation, the introduction to section 1, Overview, section 1.2, Key corporate and business developments, section 1.3, Assumptions, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments, section 3.3, Bell Media – Key business developments and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, the expected continued payment by BCE of its common share dividend for the foreseeable future, our network deployment and capital investment plans, the sources of liquidity we expect to use to meet our anticipated 2020 cash requirements, the expected timing and completion of the proposed sale of 25 data centres at 13 sites to Equinix, Inc. (Equinix), BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at August 5, 2020 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in section 1.3, Assumptions, which section is incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, which we cannot predict, we believe that our assumptions were reasonable at August 5, 2020. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, pandemics, epidemics and other public health risks, including the COVID-19 pandemic, economic, financial, competitive, regulatory, security, technological, operational and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to, the risks described or referred to in section 7, Business risks, which section is incorporated by reference in this cautionary statement.

We caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 5, 2020. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

BCE Inc. 2020 Second Quarter Shareholder Report         1

1 MD&A Overview

1    Overview

The COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the coronavirus while seeking to maintain essential services. These measures have significantly disrupted retail and commercial activities in most sectors of the economy and resulted in extreme volatility in financial markets. This has resulted, starting in the latter part of the first quarter and continuing into the second quarter, in a sharp economic downturn marked by high levels of unemployment, as most businesses reduced or ceased business operations, and reduced consumer spending.

We have confronted the COVID-19 pandemic by keeping Canadians connected and informed; prioritizing the health and safety of the public and our team; and supporting our customers and communities with special initiatives. Despite unprecedented demand across our networks due to the pandemic, we have maintained service availability at 99.99+% throughout the crisis; introduced innovative tactics focused on customer experience, including equipping 12,000 call centre agents to work from home, retraining thousands of team members as service agents and introducing innovative remote installation practices; and launched enhanced online and appointment-based sales options. As part of its support for Canadian communities during the pandemic, Bell Let’s Talk also announced new funding for frontline mental health providers including Kids Help Phone, Canadian Red Cross, Canadian Mental Health Association, Revivre and Bell True Patriot Love Fund.

Certain of the emergency measures have gradually started being eased across Canada in the latter part of the second quarter which has allowed many businesses to resume some level of, or increase, activities, often with certain operational adjustments, amid the uncertainty caused by the COVID-19 pandemic. With appropriate health and safety precautions, Bell call centres resumed operations and are now achieving pre-COVID-19 service levels, while 99% of Bell, The Source (Bell) Electronics Inc. (The Source) and authorized dealer stores and kiosks have reopened nationwide.

However, given that emergency measures remained in place for most or all, as the case may be, of the second quarter, the impact of such measures on the Canadian economy and business and consumer activity was significantly more prolonged and severe in the second quarter than the first quarter. Accordingly, our second quarter financial results were more significantly impacted than our first quarter financial results. In the second quarter, all of our segments were affected by the COVID-19 pandemic. In particular, the pandemic had the following principal consequences on our business and financial results:

•	Lower advertising revenues from our Bell Media segment due to customer cancellations attributable to the temporary shutdown of businesses and the cancellation and/or postponement of sporting events

•	Lower wireless product sales driven by reduced market activity, less promotional offers and the temporary closure of our retail distribution channels

•

A reduction in Bell Wireless and Bell Wireline subscriber activity due to reduced market activity, fewer promotions and the temporary closure of our retail distribution channels resulting in lower activations, moderated by lower deactivations

•	Higher bad debt expense and customer accommodations, including delayed implementation of price increases and revenue credits, due to the financial difficulty experienced by customers

•

Decreased service revenues in our Bell Wireless segment primarily due to lower outbound roaming revenues resulting from reduced customer travel and the waiving of roaming charges during the month of April 2020 and lower data overages

•

Higher COVID-19 related expenses primarily in our Bell Wireline segment, including greater donations, employee redeployment costs, purchase of personal protective equipment (PPE) and incremental building cleaning costs and supplies

•	Higher investment in wireless and wireline network capacity enhancements to support increased demand

•	Lower and delayed customer spending in our small and large business markets, respectively, due to the temporary shutdown of businesses and difficulties accessing client premises

•	Higher conferencing revenues from business customers due to increased demand for remote work capabilities

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including possible resurgences in the number of COVID-19 cases, and various potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be significantly and negatively impacted in future periods. The extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity, duration and possible resurgences of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the developments and risks referred to in this MD&A, including, in particular, in Section 7, Business risks – Update to the description of business risks, of this MD&A, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

Given this unprecedented and highly uncertain environment, BCE withdrew on May 6, 2020 all of its 2020 financial guidance that it announced on February 6, 2020, as well as all of its business outlooks and assumptions set out in the BCE 2019 Annual MD&A, its February 6, 2020 earnings news release and the BCE 2019 AIF including, without limitation, those included in section 1.4, Capital markets strategy, in section 2, Strategic imperatives, in section 3.2, Business outlook and assumptions and under the headings Competitive landscape and industry trends and Business outlook and assumptions included in section 5, Business segment analysis, of the BCE 2019 Annual MD&A.

However, BCE’s underlying business fundamentals remain strong. Our strong liquidity position, underpinned by a healthy balance sheet, substantial free cash flow generation and access to the debt and bank capital markets, is expected to provide significant financial flexibility to execute on our planned capital expenditures for 2020 and to sustain BCE’s common share dividend payments for the foreseeable future.

2             BCE Inc. 2020 Second Quarter Shareholder Report

1 MD&A Overview

1.1    Financial highlights

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion. The transaction is expected to close in the second half of 2020, subject to customary closing conditions. As a result, we have reclassified amounts related to the announced sale for the previous periods to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current period. We have also reclassified the assets and liabilities of the data centre operations to be sold as held for sale in our consolidated statements of financial position at June 30, 2020, measured at their carrying amount, which is lower than the estimated fair value less costs to sell. Property, plant and equipment and intangible assets included in assets held for sale are no longer depreciated or amortized effective June 1, 2020.

In Q2 2020, we updated our definitions of adjusted net earnings (1), adjusted EPS (1) and free cash flow (1) to exclude the impacts of discontinued operations as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. As a result of this change, prior periods have been restated for comparative purposes. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs), for more details.

To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

BCE Q2 2020 SELECTED QUARTERLY INFORMATION

Operating revenues	Net earnings	Adjusted EBITDA (1)
$5,354	$294	$2,331
million	million	million
(9.1%) vs. Q2 2019	(64.0%) vs. Q2 2019	(9.4%) vs. Q2 2019

Net earnings attributable	Adjusted net earnings	Cash flows from	Free cash flow
to common shareholders		operating activities
$237	$573	$2,562	$1,611
million	million	million	million
(68.9%) vs. Q2 2019	(31.8%) vs. Q2 2019	+22.4% vs. Q2 2019	+49.7% vs. Q2 2019
BCE CUSTOMER CONNECTIONS
Wireless	Retail high-speed Internet	Retail television (TV)	Retail residential network
Total			access services (NAS) lines
+4.0%	+3.9%	(1.0%)	(8.3%)
10.0 million subscribers	3.6 million subscribers	2.7 million subscribers	2.6 million subscribers
at June 30, 2020	at June 30, 2020	at June 30, 2020	at June 30, 2020

(1)

Adjusted net earnings, adjusted EPS, free cash flow and adjusted EBITDA are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted net earnings and adjusted EPS, Free cash flow and dividend payout ratio and Adjusted EBITDA and adjusted EBITDA margin, in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

BCE Inc. 2020 Second Quarter Shareholder Report         3

1 MD&A Overview

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Operating revenues

Service	4,800	5,190	(390)	(7.5%)		9,818	10,190	(372)	(3.7%)

Product	554	699	(145)	(20.7%)		1,176	1,388	(212)	(15.3%)

Total operating revenues	5,354	5,889	(535)	(9.1%)		10,994	11,578	(584)	(5.0%)

Operating costs	(3,023)	(3,317)	294	8.9%		(6,245)	(6,624)	379	5.7%

Adjusted EBITDA	2,331	2,572	(241)	(9.4%)		4,749	4,954	(205)	(4.1%)
Adjusted EBITDA margin (1)	43.5%	43.7%		(0.2) p	ts	43.2%	42.8%		0.4	pts

Net earnings from continuing operations attributable to:

Common shareholders	233	754	(521)	(69.1%)		908	1,485	(577)	(38.9%)

Preferred shareholders	34	38	(4)	(10.5%)		72	76	(4)	(5.3%)

Non-controlling interest	23	18	5	27.8%		38	31	7	22.6%

Net earnings from continuing operations	290	810	(520)	(64.2%)		1,018	1,592	(574)	(36.1%)

Net earnings from discontinued operations	4	7	(3)	(42.9%)		9	16	(7)	(43.8%)

Net earnings	294	817	(523)	(64.0%)		1,027	1,608	(581)	(36.1%)

Net earnings attributable to:

Common shareholders	237	761	(524)	(68.9%)		917	1,501	(584)	(38.9%)

Preferred shareholders	34	38	(4)	(10.5%)		72	76	(4)	(5.3%)

Non-controlling interest	23	18	5	27.8%		38	31	7	22.6%

Net earnings	294	817	(523)	(64.0%)		1,027	1,608	(581)	(36.1%)

Adjusted net earnings	573	840	(267)	(31.8%)		1,287	1,523	(236)	(15.5%)

Net earnings from continuing operations per common share	0.26	0.84	(0.58)	(69.0%)		1.00	1.65	(0.65)	(39.4%)

Net earnings from discontinued operations per common share	–	0.01	(0.01)	(100.0%)		0.01	0.02	(0.01)	(50.0%)

Net earnings per common share (EPS)	0.26	0.85	(0.59)	(69.4%)		1.01	1.67	(0.66)	(39.5%)

Adjusted EPS	0.63	0.93	(0.30)	(32.3%)		1.42	1.69	(0.27)	(16.0%)

(1) Adjusted EBITDA margin is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Cash flows from operating activities	2,562	2,093	469	22.4%		4,013	3,609	404	11.2%

Capital expenditures	(900)	(967)	67	6.9%		(1,677)	(1,815)	138	7.6%

Free cash flow	1,611	1,076	535	49.7%		2,222	1,695	527	31.1%

Q2 2020 FINANCIAL HIGHLIGHTS

BCE revenues declined by 9.1% in Q2 2020, compared to the same period last year, reflecting a full quarter impact of the COVID-19 pandemic that drove declines across all three of our operating segments due to reduced economic and commercial activity. Media advertising revenues, wireless product sales and outbound roaming revenues were the most significantly affected by the COVID-19 pandemic. Service revenues decreased by 7.5% year over year, due to a decline in wireless service revenues, the ongoing erosion in our voice, satellite TV and legacy data revenues, as well as lower media advertising and subscriber revenues, moderated by the continued growth of our postpaid and prepaid wireless, retail Internet, and Internet protocol television (IPTV) subscriber bases, as well as the flow-through of 2019 rate increases. Product revenues decreased by 20.7% year over year, primarily due to lower wireless product sales and lower equipment sales to large enterprise customers attributable to the COVID-19 pandemic.

Net earnings decreased by 64.0% in the second quarter of 2020, compared to the same period last year, mainly due to a $448 million increase in impairment of assets primarily related to broadcast licenses, program and feature film rights, and other assets related to certain English and French TV services as well as various radio markets within our Bell Media segment, as well as lower adjusted EBITDA, partly offset by lower income taxes.

BCE’s adjusted EBITDA declined by 9.4% in Q2 2020, compared to the same period last year, driven by declines in all of our segments, mainly due to the unfavourable impact of the COVID-19 pandemic on revenues, moderated by operating cost savings. This resulted in an adjusted EBITDA margin of 43.5% in Q2 2020, down 0.2 pts compared to the 43.7% achieved in Q2 2019, mainly from lower service revenue flow-through, offset in part by lower operating expenses and reduced low-margin product revenues.

BCE’s EPS of $0.26 in Q2 2020 decreased by $0.59 compared to the same period last year.

4             BCE Inc. 2020 Second Quarter Shareholder Report

1 MD&A Overview

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI), adjusted net earnings in the second quarter of 2020 was $573 million, or $0.63 per common share, compared to $840 million, or $0.93 per common share, for the same period last year.

Cash flows from operating activities in the second quarter of 2020 increased by $469 million mainly due to higher cash from working capital, as a result of strong cash collections as well as delayed tax payments due to government relief measures related to COVID-19.

Free cash flow in Q2 2020 increased by $535 million mainly due to higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, and lower capital expenditures.

1.2    Key corporate and business developments

SALE OF DATA CENTRES

On June 1, 2020, BCE announced that it entered into a definitive agreement to sell 25 data centres at 13 sites to global interconnection and data centre company Equinix in an all-cash transaction valued at Cdn $1.04 billion. The transaction reinforces Bell’s strategy to focus investment on network infrastructure, content and service innovation. Equinix will be acquiring 13 sites representing 25 Bell data centre facilities in 8 cities across Canada. Bell will continue to own and operate 5 other data centres that are located in its network central offices in Calgary, Halifax, Saint John, St. John’s and Toronto. All required regulatory approvals have been obtained and the transaction is expected to close in the second half of 2020 subject to customary closing conditions. As part of the transaction, Bell Business Markets will become the first Equinix Platinum Partner in Canada, which will provide Bell enterprise clients with access to the international scale of Equinix’s advanced integrated network and cloud solutions.

PUBLIC DEBT OFFERING

On May 14, 2020, Bell Canada completed a public offering of Cdn $1.5 billion of medium term notes (MTN) debentures in two series pursuant to its MTN program. The Cdn $500 million Series M-51 MTN debentures, which were issued pursuant to a re-opening of an existing series of MTN debentures, will mature on September 30, 2050 and carry an annual interest rate of 3.50%. The Cdn $1 billion Series M-52 MTN debentures will mature on May 14, 2030 and carry an annual interest rate of 2.50%. The MTN debentures are fully and unconditionally guaranteed by BCE Inc. The net proceeds of the offering were used to repay short-term debt and for general corporate purposes.

SERVICE IMPROVEMENTS HIGHLIGHTED IN CCTS REPORT

Bell’s investments in customer experience helped drive a 26.3% drop in the number of customer complaints accepted by the Commission for Complaints for Telecom-television Services (CCTS) according to the federal agency’s mid-year report. Bell’s improvement was the best performance among national carriers. The CCTS report, which covers the period from August 1, 2019 to January 31, 2020, also showed Bell’s overall share of total complaints dropped by more than 16%. Bell was the only major communications provider to see its share of total complaints decline in the report, continuing a trend established over the last 4 annual CCTS reports. Complaints to the CCTS from across the industry were down 12% overall during the reporting period, due mostly to the decline in the number of Bell customer complaints.

RECOGNITION OF BELL’S ENVIRONMENTAL LEADERSHIP

Bell was named one of Canada’s Greenest Employers by Canada’s Top 100 Employers program for the fourth consecutive year. The award recognizes our environmental leadership and ongoing efforts to improve the sustainability of our operations. Bell was the first Canadian communications company to achieve ISO 14001 environmental certification in 2009 and has a proven environmental track record. The following are some highlights:

•	Since 2016, Bell has recovered nearly 10 million TV receivers, modems and mobile phones through the internal take back processes and Bell Trade-in and Bell Blue Box programs

•	We have installed more than 90 electric vehicle charging stations at Bell locations for use by our team members

•	In 2019, we were successful in generating 170,000 kilowatt hour (kWh) of renewable energy through innovative wind and solar projects

•

This year, we plan to have our Energy Management System audited for the ISO 50001 certification to continuously improve our energy performance and efficiency through a structured framework, thus generating additional savings

BCE Inc. 2020 Second Quarter Shareholder Report         5

1 MD&A Overview

1.3    Assumptions

The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation, the following assumptions. Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including possible resurgences in the number of COVID-19 cases, and various potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. The extent to which the COVID-19 pandemic will continue to adversely impact our business, financial condition, liquidity and financial results will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity, duration and possible resurgences of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Readers should also refer to Section 7, Business risks, of this MD&A for a description of risk factors including, without limitation, those relating to the COVID-19 pandemic, which could cause any of our assumptions, and related forward-looking statements, not to materialize.

ASSUMPTIONS

•

Our liquidity from our cash and cash equivalents balance, the remaining capacity under our committed credit facilities, our cash flows from operations, continued access to the public capital, bank credit and commercial paper markets based on investment-grade credit ratings, and continued access to our securitized trade receivables programs, will be sufficient to meet our cash requirements for the remainder of 2020

•	No material financial, operational or competitive consequences of changes in regulations affecting any of our business segments

6             BCE Inc. 2020 Second Quarter Shareholder Report

2 MD&A Consolidated financial analysis

2    Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q2 and YTD 2020 compared with Q2 and YTD 2019. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1   BCE consolidated income statements

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Operating revenues

Service	4,800	5,190	(390)	(7.5%)		9,818	10,190	(372)	(3.7%)

Product	554	699	(145)	(20.7%)		1,176	1,388	(212)	(15.3%)

Total operating revenues	5,354	5,889	(535)	(9.1%)		10,994	11,578	(584)	(5.0%)

Operating costs	(3,023)	(3,317)	294	8.9%		(6,245)	(6,624)	379	5.7%

Adjusted EBITDA	2,331	2,572	(241)	(9.4%)		4,749	4,954	(205)	(4.1%)

Adjusted EBITDA margin	43.5%	43.7%		(0.2) p	ts	43.2%	42.8%		0.4 pts

Severance, acquisition and other costs	(22)	(39)	17	43.6%		(38)	(63)	25	39.7%

Depreciation	(869)	(879)	10	1.1%		(1,727)	(1,752)	25	1.4%

Amortization	(234)	(220)	(14)	(6.4%)		(464)	(437)	(27)	(6.2%)

Finance costs

Interest expense	(280)	(279)	(1)	(0.4%)		(557)	(560)	3	0.5%

Interest on post-employment benefit obligations	(11)	(15)	4	26.7%		(23)	(31)	8	25.8%

Impairment of assets	(449)	(1)	(448)	n.m.		(456)	(5)	(451)	n.m.

Other (expense) income	(80)	(54)	(26)	(48.1%)		(127)	51	(178)	n.m.

Income taxes	(96)	(275)	179	65.1%		(339)	(565)	226	40.0%

Net earnings from continuing operations	290	810	(520)	(64.2%)		1,018	1,592	(574)	(36.1%)

Net earnings from discontinued operations	4	7	(3)	(42.9%)		9	16	(7)	(43.8%)

Net earnings	294	817	(523)	(64.0%)		1,027	1,608	(581)	(36.1%)

Net earnings from continuing operations attributable to:

Common shareholders	233	754	(521)	(69.1%)		908	1,485	(577)	(38.9%)

Preferred shareholders	34	38	(4)	(10.5%)		72	76	(4)	(5.3%)

Non-controlling interest	23	18	5	27.8%		38	31	7	22.6%

Net earnings from continuing operations	290	810	(520)	(64.2%)		1,018	1,592	(574)	(36.1%)

Net earnings attributable to:

Common shareholders	237	761	(524)	(68.9%)		917	1,501	(584)	(38.9%)

Preferred shareholders	34	38	(4)	(10.5%)		72	76	(4)	(5.3%)

Non-controlling interest	23	18	5	27.8%		38	31	7	22.6%

Net earnings	294	817	(523)	(64.0%)		1,027	1,608	(581)	(36.1%)

Adjusted net earnings	573	840	(267)	(31.8%)		1,287	1,523	(236)	(15.5%)

Net earnings per common share

Continuing operations	0.26	0.84	(0.58)	(69.0%)		1.00	1.65	(0.65)	(39.4%)

Discontinued operations	–	0.01	(0.01)	(100.0%)		0.01	0.02	(0.01)	(50.0%)

Net earnings per common share	0.26	0.85	(0.59)	(69.4%)		1.01	1.67	(0.66)	(39.5%)

Adjusted EPS	0.63	0.93	(0.30)	(32.3%)		1.42	1.69	(0.27)	(16.0%)

n.m.: not meaningful

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2 MD&A Consolidated financial analysis

2.2 Customer connections BCE NET (LOSSES) ACTIVATIONS

	Q2 2020	Q2 2019	% CHANGE	YTD 2020	YTD 2019	% CHANGE

Wireless subscribers net activations	34,702	149,478	(76.8%)	54,297	187,760	(71.1%)

Postpaid	21,632	102,980	(79.0%)	45,282	153,184	(70.4%)

Prepaid	13,070	46,498	(71.9%)	9,015	34,576	(73.9%)

Wireline retail high-speed Internet subscribers net activations	19,023	19,414	(2.0%)	41,618	42,085	(1.1%)

Wireline retail TV subscribers net (losses) activations	(15,544)	2,350	(761.4%)	(34,099)	790	n.m.

IPTV	(3,604)	16,775	(121.5%)	(752)	37,691	(102.0%)

Satellite	(11,940)	(14,425)	17.2%	(33,347)	(36,901)	9.6%

Wireline retail residential NAS lines net losses	(48,405)	(72,780)	33.5%	(110,000)	(139,559)	21.2%

Total services net (losses) activations	(10,224)	98,462	(110.4%)	(48,184)	91,076	(152.9%)

n.m.: not meaningful

TOTAL BCE CUSTOMER CONNECTIONS

	Q2 2020	Q2 2019	% CHANGE

Wireless subscribers	10,012,259	9,630,313	4.0%

Postpaid	9,205,222	8,911,169	3.3%

Prepaid	807,037	719,144	12.2%

Wireline retail high-speed Internet subscribers	3,597,219	3,461,825	3.9%

Wireline retail TV subscribers	2,738,365	2,767,201	(1.0%)

IPTV	1,766,430	1,713,397	3.1%

Satellite	971,935	1,053,804	(7.8%)

Wireline retail residential NAS lines	2,587,483	2,821,249	(8.3%)

Total services subscribers	18,935,326	18,680,588	1.4%

BCE had 10,224 net retail customer losses in Q2 2020, compared to 98,462 net retail activations in Q2 2019. The net retail customer losses in Q2 2020 consisted of:

•	21,632 postpaid wireless net customer activations, and 13,070 prepaid wireless net customer additions

•	19,023 retail high-speed Internet net customer activations

•	15,544 retail TV net customer losses comprised of 11,940 retail satellite TV net customer losses and 3,604 retail IPTV net customer losses

•	48,405 retail residential NAS net losses

During the first six months of the year, BCE had 48,184 net retail customer losses, compared to 91,076 net retail activations last year. The year-to-date net retail customer losses consisted of:

•	45,282 postpaid wireless net customer activations, and 9,015 prepaid wireless net customer additions

•	41,618 retail high-speed Internet net customer activations

•	34,099 retail TV net customer losses comprised of 33,347 retail satellite TV net customer losses and 752 retail IPTV net customer losses

•	110,000 retail residential NAS net losses

At June 30 2020, BCE retail customer connections totaled 18,935,326, up 1.4% year over year, and consisted of the following:

•	10,012,259 wireless subscribers, up 4.0% compared to Q2 2019, comprised of 9,205,222 postpaid subscribers, an increase of 3.3% over last year, and 807,037 prepaid subscribers, up 12.2% year over year

•	3,597,219 retail high-speed Internet subscribers, 3.9% higher than last year

•

2,738,365 total retail TV subscribers, down 1.0% compared to Q2 2019, comprised of 1,766,430 retail IPTV customers, up 3.1% year over year, and 971,935 retail satellite TV subscribers, down 7.8% year over year

•	2,587,483 retail residential NAS lines, a decline of 8.3% compared to Q2 2019

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2.3  Operating revenues

BCE Revenues (in $ millions)	BCE Revenues (in $ millions)

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Bell Wireless	1,922	2,160	(238)	(11.0%)	3,957	4,237	(280)	(6.6%)

Bell Wireline	3,043	3,073	(30)	(1.0%)	6,079	6,125	(46)	(0.8%)

Bell Media	579	842	(263)	(31.2%)	1,331	1,587	(256)	(16.1%)

Inter-segment eliminations	(190)	(186)	(4)	(2.2%)	(373)	(371)	(2)	(0.5%)

Total BCE operating revenues	5,354	5,889	(535)	(9.1%)	10,994	11,578	(584)	(5.0%)

BCE

Total operating revenues at BCE declined by 9.1% in Q2 2020, and by 5.0% in the first half of the year, compared to the same periods in 2019, driven by reduced economic and commercial activity as a result of the COVID-19 pandemic, which drove revenue declines across all three of our segments, with a more significant impact on media advertising revenues, wireless product sales and outbound roaming revenues. BCE service revenues of $4,800 million in Q2 2020 and $9,818 million in the first six months of the year, decreased by 7.5% and 3.7%, respectively, over the same periods in 2019. BCE product revenues of $554 million in Q2 2020 and $1,176 million in the first six months of 2020, declined by 20.7% and 15.3% year over year, respectively. Wireless operating revenues decreased by 11.0% in Q2 2020 and by 6.6% in the first six months of the year, compared to the same periods last year, driven by lower product revenues of 24.5% and 17.0%, respectively, along with service revenue declines of 6.2% and 2.9%, respectively. Wireline operating revenues declined by 1.0% in Q2 2020 and by 0.8% in the first six months of the year, compared to the same periods in 2019, attributable to reduced service revenue of 0.8% and 0.4%, respectively, from lower voice revenues, moderated by higher data revenues, along with product revenue declines of 5.3% and 8.7%, respectively. Bell Media operating revenues decreased by 31.2% in Q2 2020 and by 16.1% in the first six months of the year, compared to the same periods in 2019, due to reduced advertising and subscriber revenues.

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2.4  Operating costs

BCE	BCE
Operating cost profile	Operating cost profile

Q2 2019	Q2 2020

BCE	BCE
Operating cost profile	Operating cost profile

YTD 2019	YTD 2020

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Bell Wireless	(1,043)	(1,192)	149	12.5%	(2,150)	(2,377)	227	9.5%

Bell Wireline	(1,764)	(1,723)	(41)	(2.4%)	(3,465)	(3,450)	(15)	(0.4%)

Bell Media	(406)	(588)	182	31.0%	(1,003)	(1,168)	165	14.1%

Inter-segment eliminations	190	186	4	2.2%	373	371	2	0.5%

Total BCE operating costs	(3,023)	(3,317)	294	8.9%	(6,245)	(6,624)	379	5.7%

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology (IT) costs, professional service fees and rent.

BCE

Total BCE operating costs declined by 8.9% in Q2 2020, and by 5.7% in the first six months of the year, compared to the same periods in 2019, driven by reduced costs in Bell Wireless of 12.5% and 9.5%, respectively, and lower costs in Bell Media of 31.0% and 14.1%, respectively, partly offset by higher year-over-year costs in Bell Wireline of 2.4% and 0.4%, respectively. The decrease in operating expenses is mainly due to reduced costs associated with the revenue decline as a result of the COVID-19 pandemic.

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2.5  Net earnings

BCE	BCE
Net earnings	Net earnings

(in $ millions)	(in $ millions)

Net earnings in the second quarter and on a year-to-date basis in 2020 decreased by 64.0% and 36.1%, respectively, compared to the same periods in 2019, mainly due to increases of $448 million and $451 million, respectively, in impairment of assets primarily related to certain English and French TV services as well as various radio markets within our Bell Media segment, as well as lower adjusted EBITDA, partly offset by lower income taxes. Additionally, on a year-to-date basis in 2020, the decrease in net earnings was impacted by increased other expense, which included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans compared to gains in 2019.

2.6  Adjusted EBITDA

BCE	BCE
Adjusted EBITDA	Adjusted EBITDA

(in $ millions)	(in $ millions)

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Bell Wireless	879	968	(89)	(9.2%)	1,807	1,860	(53)	(2.8%)

Bell Wireline	1,279	1,350	(71)	(5.3%)	2,614	2,675	(61)	(2.3%)

Bell Media	173	254	(81)	(31.9%)	328	419	(91)	(21.7%)

Total BCE adjusted EBITDA	2,331	2,572	(241)	(9.4%)	4,749	4,954	(205)	(4.1%)

BCE

BCE’s adjusted EBITDA decreased by 9.4% in Q2 2020, and by 4.1% during the first half of the year, compared to the same periods in 2019, driven by declines across all three of our segments, due to the adverse impact of the COVID-19 pandemic, which drove lower year-over-year revenues, offset in part by operating expense savings. This corresponded to an adjusted EBITDA margin of 43.5% in Q2 2020, down 0.2 pts over the same period last year, mainly reflecting lower service revenue flow-through, partly offset by lower operating expenses and reduced low-margin product sales. In the first six months of the year, the adjusted EBITDA margin of 43.2% increased 0.4 pts over the same period last year, due to lower operating expenses and reduced low-margin product sales, partly offset by lower service revenue flow-through.

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2 MD&A Consolidated financial analysis

2.7  Severance, acquisition and other costs

2020

Severance, acquisition and other costs of $22 million in the second quarter of 2020 and $38 million on a year-to-date-basis included:

•	Acquisition and other costs of $20 million in Q2 2020 and $28 million on a year-to-date basis

•	Severance costs of $2 million in Q2 2020 and $10 million on a year-to-date basis for workforce reduction initiatives

2019

Severance, acquisition and other costs of $39 million in the second quarter of 2019 and $63 million on a year-to-date basis included:

•	Severance costs of $20 million in Q2 2019 and $27 million on a year-to-date basis for workforce reduction initiatives

•	Acquisition and other costs of $19 million in Q2 2019 and $36 million on a year-to-date basis

2.8  Depreciation and amortization

DEPRECIATION

Depreciation in the second quarter and on a year-to-date basis in 2020 decreased by $10 million and $25 million, respectively, compared to the same periods in 2019, due to an increase in the estimate of useful lives of certain assets as a result of our ongoing annual review process, partly offset by a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services.

AMORTIZATION

Amortization in the second quarter and on a year-to-date basis in 2020 increased by $14 million and $27 million, respectively, compared to the same periods in 2019, mainly due to a higher asset base.

2.9  Finance costs

INTEREST EXPENSE

Interest expense in the second quarter of 2020 increased by $1 million, compared to the same period last year, mainly due to higher average debt levels, partly offset by lower average interest rates.

Interest expense on a year-to-date basis in 2020 decreased by $3 million, compared to the same period last year, mainly due to lower average interest rates, partly offset by higher average debt levels.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2020, the discount rate was 3.1% compared to 3.8% on January 1, 2019.

In the second quarter and on a year-to-date basis in 2020, interest expense on post-employment benefit obligations decreased by $4 million and $8 million, respectively, compared to the same periods last year, due to a lower discount rate and a lower net post-employment benefit obligation at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive (loss) income (OCI).

2.10  Impairment of assets

During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of cash-generating units (CGUs) as well as for goodwill.

Impairment charges for the three and six months ended June 30, 2020 of $449 million and $456 million, respectively, related primarily to $452 million of charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licenses, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment. There was no impairment of Bell Media goodwill.

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2.11  Other (expense) income

2020

Other expense of $80 million in Q2 2020 included losses on retirements and disposals of property, plant and equipment and intangible assets, which included a loss related to a change in strategic direction of the ongoing development of some of our TV platform assets, as well as losses on operations from our equity investments. These expenses were partly offset by a gain on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures.

Other expense of $127 million on a year-to-date basis in 2020 was further impacted by net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans and early debt redemption costs, partly offset by net gains on our equity investments, which included a gain on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, partly offset by losses on operations.

2019

Other expense of $54 million in the second quarter of 2019 included losses from our equity investments, which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and early debt redemption costs, partly offset by net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans.

Other income of $51 million on a year-to-date basis in 2019 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by losses from our equity investments, which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and early debt redemption costs.

2.12  Income taxes

Income taxes in the second quarter and on a year-to-date basis in 2020 decreased by $179 million and $226 million, respectively, compared to the same periods in 2019, mainly due to lower taxable income, partly offset by a favourable change in the corporate income tax rate in Alberta in Q2 2019.

2.13  Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in the second quarter and on a year-to-date basis in 2020 of $237 million and $917 million, respectively, decreased by $524 million and $584 million, respectively, compared to the same periods last year, mainly due to increases of $448 million and $451 million, respectively, in impairment of assets primarily related to certain English and French TV services as well as various radio markets within our Bell Media segment, as well as lower adjusted EBITDA, partly offset by lower income taxes. Additionally, on a year-to-date basis in 2020, the decrease in net earnings was impacted by increased other expense, which included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans compared to gains in 2019.

BCE’s EPS of $0.26 in Q2 2020 and $1.01 on a year-to-date basis decreased by $0.59 and $0.66, respectively, compared to the same periods last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, adjusted net earnings in the second quarter of 2020 was $573 million, or $0.63 per common share, compared to $840 million, or $0.93 per common share, for the same period last year. Adjusted net earnings in the first half of 2020 was $1,287 million, or $1.42 per common share, compared to $1,523 million, or $1.69 per common share, for the first six months of 2019.

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3 MD&A Business segment analysis – Bell Wireless

3    Business segment analysis

3.1   Bell Wireless

KEY BUSINESS DEVELOPMENTS

LAUNCH OF CANADA’S LARGEST 5G WIRELESS NETWORK

On June 11, 2020, Bell announced the launch of Canada’s largest Fifth Generation (5G) wireless network, offering enhanced mobile data speeds and the latest 5G-capable smartphones. Bell’s initial 5G service is now available in Montréal, the Greater Toronto Area, Calgary, Edmonton and Vancouver, and we plan on expanding to more centres across the country as the next-generation wireless technology grows in speed and capacity. The high capacity and near instant connections offered by mobile 5G will support a virtually unlimited range of new consumer and business applications in coming years, including virtual and augmented reality, artificial intelligence and machine learning, connected vehicles, smart cities and enhanced rural access, and unprecedented Internet of Things opportunities for business and government enterprises.

The first company to trial mobile 5G technology in Canada, Bell is working with a range of leading global and domestic 5G partners, including Telefonaktiebolaget LM Ericsson (Ericsson) and Nokia Corporation, to accelerate Canada’s 5G innovation ecosystem. This includes continued funding of research and development at Canadian institutions, such as a partnership between Western University and Bell to create a new academic centre for research into 5G applications across health, agriculture, transportation, manufacturing and other sectors. On the international stage, Bell is a leader in the setting of global 5G standards with our participation in the Next Generation Mobile Networks (NGMN) consortium and Third Generation Partnership Program (3GPP).

5G PARTNERSHIP WITH ERICSSON

On June 2, 2020, Bell announced that Ericsson will provide radio access network (RAN) equipment for Bell’s national 5G wireless network, including for the Wireless Home Internet service Bell has developed to bring high-speed Internet access to rural Canada. An existing supplier of Fourth Generation (4G) Long-term Evolution (LTE) wireless and other technology to Bell, Ericsson is the first company to enable commercial 5G networks on 4 continents. As with previous wireless and wireline network deployments, Bell is working with multiple equipment suppliers for its 5G rollout. This multi-vendor strategy has been key to delivering Canada’s best national mobile network with Bell 4G LTE, now available in every province and territory to more than 99% of the national population.

VIRGIN MOBILE RANKED HIGHEST IN CUSTOMER SATISFACTION

Virgin Mobile Canada (Virgin Mobile) was ranked highest in overall customer care satisfaction in the J.D. Power 2020 Canada Wireless Customer Care Study for the fourth year in a row, and the fifth time in the last 6 years. Based on surveys completed by nearly 5,000 Canadian wireless customers, Virgin Mobile outperformed all other service providers with the most points overall in the customer care index, which measures satisfaction in categories including phone, in-store and online support as well as clarity of information on company websites, user forums and social media. The study also found that Virgin Mobile customers are increasingly taking advantage of mobile self-serve options, growing customer satisfaction and reflecting the ongoing investments in self-serve innovation across our brands.

Virgin Mobile also ranked best in overall satisfaction in J.D. Power’s 2020 Wireless Purchase Experience Study. Based on surveys completed by more than 5,000 Canadian postpaid wireless customers, the study ranked Virgin Mobile #1 based on store representatives, online and phone purchases, promotions and cost of service.

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3 MD&A Business segment analysis – Bell Wireless

FINANCIAL PERFORMANCE ANALYSIS

Q2 2020 PERFORMANCE HIGHLIGHTS

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Total subscriber growth	Postpaid net activations	Prepaid net activations
+4.0%	21,632	13,070
Q2 2020 vs. Q2 2019	in Q2 2020	in Q2 2020

Postpaid churn in Q2 2020	Blended average billing per user (ABPU) (1) per month
0.82%	(8.8%)
improved 0.24 pts vs. Q2 2019	Q2 2020: $62.77 Q2 2019: $68.79

(1)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs), in this MD&A for the definition of ABPU.

BELL WIRELESS RESULTS

REVENUES

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

External service revenues	1,481	1,580	(99)	(6.3%)	3,016	3,108	(92)	(3.0%)

Inter-segment service revenues	12	12	–	–	24	24	–	–

Total operating service revenues	1,493	1,592	(99)	(6.2%)	3,040	3,132	(92)	(2.9%)

External product revenues	428	566	(138)	(24.4%)	915	1,102	(187)	(17.0%)

Inter-segment product revenues	1	2	(1)	(50.0%)	2	3	(1)	(33.3%)

Total operating product revenues	429	568	(139)	(24.5%)	917	1,105	(188)	(17.0%)

Total Bell Wireless revenues	1,922	2,160	(238)	(11.0%)	3,957	4,237	(280)	(6.6%)

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3 MD&A Business segment analysis – Bell Wireless

Bell Wireless operating revenues decreased by 11.0% in Q2 2020 and by 6.6% for the first half of the year, compared to the same periods last year, driven by both lower service and product revenues.

Service revenues decreased by 6.2% in the quarter and by 2.9% year to date, compared to the same periods in 2019, driven by:

•	Decrease in outbound roaming revenues due to the COVID-19 pandemic resulting from reduced customer travel and the waiving of roaming charges during the month of April 2020

•

Reduced data overages driven by greater customer adoption of monthly plans with higher data allotments and greater use of Wi-Fi as more subscribers were home during the quarter due to social distancing restrictions as a result of the COVID-19 pandemic

•	Shift in device sales mix resulting in the increased adoption of lower-valued monthly plans

•	Customer accommodations, including delayed implementation of price increases and revenue credits, due to the financial difficulty experienced by customers as a result of the COVID-19 pandemic

These factors were partly offset by the continued growth in both our postpaid and prepaid subscriber base along with the flow-through of 2019 rate increases.

Product revenues declined by 24.5% in Q2 2020 and by 17.0% in the first half of the year, compared to the same periods last year, driven by:

•	Lower device upgrades and gross activations, driven by reduced market activity from the temporary closure of retail distribution channels as a result of the COVID-19 pandemic

•	Reduced consumers electronics sales at The Source due to temporary store closures as a result of the COVID-19 pandemic

These factors were partly offset by:

•	Lower discounting as a result of the COVID-19 pandemic

•	Higher handset prices

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Operating costs	(1,043)	(1,192)	149	12.5%		(2,150)	(2,377)	227	9.5%

Adjusted EBITDA	879	968	(89)	(9.2%)		1,807	1,860	(53)	(2.8%)

Total adjusted EBITDA margin	45.7%	44.8%		0.9 pt	s	45.7%	43.9%		1.8 pt	s

Bell Wireless operating costs decreased by 12.5% in Q2 2020 and by 9.5% in the first half of the year, compared to the same periods in 2019, due to:

•	Lower product cost of goods sold due to reduced device sales primarily driven by the COVID-19 pandemic

•	Reduced labour cost at The Source due to the Canada Emergency Wage Subsidy (CEWS), a wage subsidy program offered by the federal government to eligible employers as a result of the COVID-19 pandemic

These factors were partly offset by:

•	Increased network operating costs due to the expansion of network capacity to support increased demand due to the COVID-19 pandemic and launch of our 5G network

•	Higher bad debt expense due to greater financial difficulty experienced by customers as a result of the COVID-19 pandemic

Bell Wireless adjusted EBITDA decreased by 9.2% in Q2 2020 and by 2.8% year to date, compared to the same periods in 2019, mainly attributable to the flow-through of the service revenue decline, offset in part by the lower operating costs. Adjusted EBITDA margin, based on wireless operating revenues, increased to 45.7% in both the second quarter and the first six months of 2020, representing an increase of 0.9 pts and 1.8 pts, respectively, compared to the same periods in 2019, driven by lower operating expenses and reduced low-margin product revenues, in part offset by lower service revenue flow-through.

BELL WIRELESS OPERATING METRICS

	Q2 2020	Q2 2019	CHANGE	% CHANGE	YTD 2020	YTD 2019	CHANGE	% CHANGE

Blended ABPU ($/month) (1)	62.77	68.79	(6.02)	(8.8%)	64.15	68.08	(3.93)	(5.8%)

Gross activations	372,710	517,650	(144,940)	(28.0%)	779,129	927,951	(148,822)	(16.0%)

Postpaid	243,166	375,094	(131,928)	(35.2%)	525,578	695,652	(170,074)	(24.4%)

Prepaid	129,544	142,556	(13,012)	(9.1%)	253,551	232,299	21,252	9.1%

Net activations	34,702	149,478	(114,776)	(76.8%)	54,297	187,760	(133,463)	(71.1%)

Postpaid	21,632	102,980	(81,348)	(79.0%)	45,282	153,184	(107,902)	(70.4%)

Prepaid	13,070	46,498	(33,428)	(71.9%)	9,015	34,576	(25,561)	(73.9%)

Blended churn % (average per month)	1.13%	1.29%		0.16 pts	1.21%	1.30%		0.09 pts

Postpaid	0.82%	1.06%		0.24 pts	0.90%	1.06%		0.16 pts

Prepaid	4.63%	4.20%		(0.43) pts	4.83%	4.34%		(0.49) pts

Subscribers	10,012,259	9,630,313	381,946	4.0%	10,012,259	9,630,313	381,946	4.0%

Postpaid	9,205,222	8,911,169	294,053	3.3%	9,205,222	8,911,169	294,053	3.3%

Prepaid	807,037	719,144	87,893	12.2%	807,037	719,144	87,893	12.2%

(1)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs), in this MD&A for the definition of ABPU.

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3 MD&A Business segment analysis – Bell Wireless

Blended ABPU of $62.77 in Q2 2020 and $64.15 year to date, decreased by 8.8% and 5.8%, respectively, compared to the same periods last year, driven by:

•	Decrease in outbound roaming revenues driven by reduced travel and waiving of roaming charges for the month of April 2020 as a result of the COVID-19 pandemic

•

Lower data overages due to increased customer adoption of monthly plans with higher data allotments and greater use of Wi-Fi as more subscribers were home due to social distancing restrictions as a result of the COVID-19 pandemic

•	Shift in device sales mix resulting in the increased adoption of lower-valued monthly plans

•	Customer accommodations, including delayed implementation of price increases and revenue credits, due to the financial difficulty experienced by customers as a result of the COVID-19 pandemic

•	The dilutive impact from the continued growth in prepaid customers driven by Lucky Mobile, our low-cost prepaid mobile service

These factors were partly offset by:

•	Year-over-year favourability from monthly billings relating to device financing plans launched in July 2019

•	The flow-through of 2019 rate increases

Total gross wireless activations declined by 28.0% in Q2 2020 compared to Q2 2019, due to both lower postpaid and prepaid gross activations. During the first six months of the year, gross activations declined by 16.0% compared to the same period in 2019, due to lower postpaid gross activations, offset in part by higher prepaid gross activations.

•

Postpaid gross activations decreased by 35.2% in Q2 2020 and by 24.4% year to date, compared to the same periods last year, driven by fewer promotional offers and reduced market activity from the temporary closure of retail distribution channels as a result of the COVID-19 pandemic

•

Prepaid gross activations decreased by 9.1% in the current quarter and increased by 9.1% for the first half of the year, compared to the same periods in 2019. The year-to-date increase was mainly driven by the growth in Lucky Mobile due to the national retail distribution agreement with Dollarama Inc., which lapped at the beginning of May 2020, thereby resulting in the year-over-year decline in the second quarter.

Blended wireless churn declined by 0.16 pts in the quarter and by 0.09 pts for the first half of the year, to 1.13% and 1.21%, respectively, compared to the same periods in 2019.

•

Postpaid churn of 0.82% in Q2 2020 and 0.90% year to date, improved by 0.24 pts and 0.16 pts, respectively, compared to the same periods in 2019, driven by fewer deactivations from lower promotional offers and reduced market activity due to the temporary closure of retail stores as a result of the COVID-19 pandemic, offset in part by a provision taken due to the COVID-19 pandemic for non-paying customers who have not been disconnected.

•

Prepaid churn of 4.63% in Q2 2020 and 4.83% year to date, increased by 0.43 pts and 0.49 pts, respectively, compared to the same periods last year, due to greater deactivations as a result of increased financial difficulties experienced by customers in this cost conscious market due to the COVID-19 pandemic

Net activations declined by 76.8% in Q2 2020 and by 71.1% for the first half of the year, compared to the same periods in 2019, due to both lower postpaid and prepaid net activations.

•

Postpaid net activations decreased by 79.0% in Q2 2020 and by 70.4% year to date, compared to the same periods last year, driven by lower gross activations, offset in part by reduced customer deactivations

•

Prepaid net activations decreased by 71.9% this quarter, compared to 2019, due to lower gross activations and greater customer deactivations. In the first six months of the year, prepaid net activations decreased by 73.9%, compared to 2019, due to greater customer deactivations, moderated by higher gross activations.

Wireless subscribers at June 30, 2020 totaled 10,012,259, an increase of 4.0% compared to the same period last year. This was comprised of 9,205,222 postpaid subscribers and 807,037 prepaid subscribers, an increase of 3.3% and 12.2%, respectively, year over year. At the end of Q2 2020, the proportion of Bell Wireless customers subscribing to our postpaid service decreased by 1 pt over last year to 92%.

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3 MD&A Business segment analysis – Bell Wireline

3.2  Bell Wireline

KEY BUSINESS DEVELOPMENTS

WIRELESS HOME INTERNET DOWNLOAD SPEEDS DOUBLING, SERVICE EXPANDING TO RURAL ATLANTIC CANADA

On July 23, 2020, Bell announced its Wireless Home Internet service for rural Canada will increase Internet download speeds to up to 50 Megabits per second (Mbps) and uploads to 10 Mbps (50/10) this fall while also expanding to rural communities throughout Atlantic Canada this fall. The new 50/10 Wireless Home Internet service will initially be offered to approximately 300,000 homes in 325 communities in Ontario, Québec and the Atlantic provinces starting this fall. Fully funded by Bell, the Wireless Home Internet program is designed to bring broadband Internet access to homes in rural communities and other hard-to-reach locations by leveraging the scale of Bell’s high-performance wireless networks – which will include upgrades to 5G service as necessary wireless spectrum is made available by the federal government. Already available to approximately 400,000 households in Ontario and Québec with download speeds of 25 Mbps, Bell’s Wireless Home Internet service is expected to ultimately reach 1 million homes in smaller towns and rural communities across Newfoundland and Labrador, Nova Scotia, Prince Edward Island, New Brunswick, Québec, Ontario and Manitoba.

EXPANSION OF ALL-FIBRE BROADBAND NETWORK

On May 21, 2020, Bell announced new projects to bring high-speed Internet to unserved regions of Québec in partnership with the Québec government’s Régions branchées program. These projects will provide all-fibre Internet connections to approximately 7,000 homes, businesses and other organizations in 18 communities across Québec.

On May 15, 2020, Bell announced an investment to bring its all-fibre network to approximately 3,300 residences and business locations throughout the City of Morden in the Pembina Valley region of southern Manitoba. Fully funded by Bell, the Morden fibre network expansion is part of Bell’s $1 billion investment plan to deploy the most advanced fibre and wireless broadband networks throughout Manitoba.

With a direct fibre footprint encompassing 5.4 million homes and commercial locations across our expansive wireline footprint at the end of Q2 2020, up from 5.1 million at the end of 2019, Bell has the largest fibre-to-the-premise (FTTP) footprint in Canada, enabling total speeds of up to 1.5 Gigabits per second.

VIRGIN MOBILE TURNS ON VIRGIN TV

On July 14, 2020, Virgin Mobile launched Virgin TV, a completely new way for Virgin Internet members in Ontario and Québec to get the most popular live and on-demand TV shows and live sports on any screen they want. Virgin TV is an app-based service that does not require a traditional TV set-top box or installation, and it works on virtually all devices – iOS and Android smartphones and tablets, laptops, Amazon Fire TV Stick, Android TV, Apple TV and Google Chromecast. Available at the App Store and Google Play, the Virgin TV app lets members watch 2 streams at once, pause and rewind live TV, resume on-demand programs where they left off, and track all the top trending shows. The Virgin TV core package includes more than 50 channels and members can add channels à la carte or with add-on packs, and also get Crave + Movies + HBO and Starz streaming to fully customize their package.

PARTNERSHIP WITH BLACKBERRY TO DELIVER ENHANCED MOBILE THREAT DEFENSE TO ENTERPRISE CUSTOMERS

On June 16, 2020, Bell announced a new partnership with BlackBerry Limited (BlackBerry) to provide enhanced secure communications to business and government customers, strengthening their longstanding relationship to deliver mobile security solutions to Canadian consumers and business customers. BlackBerry becomes Bell’s preferred Mobile Threat Defense (MTD) partner, enabling Canada’s largest communications company to offer its enterprise customers access to BlackBerry Protect, the MTD solution that uses the power of artificial intelligence to block malware infections, prevent URL phishing attacks and provide application integrity checking.

18             BCE Inc. 2020 Second Quarter Shareholder Report

3 MD&A Business segment analysis – Bell Wireline

FINANCIAL PERFORMANCE ANALYSIS

Q2 2020 PERFORMANCE HIGHLIGHTS

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Retail high-speed Internet	Retail high-speed Internet	Retail TV
+3.9%	19,023	(1.0%)
Subscriber growth	Total net subscriber activations	Subscriber decline
Q2 2020 vs. Q2 2019	in Q2 2020	Q2 2020 vs. Q2 2019

Retail IPTV	Retail residential NAS lines
(3,604)	(8.3%)
Total net subscriber losses in Q2 2020	Subscriber decline in Q2 2020

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3 MD&A Business segment analysis – Bell Wireline

BELL WIRELINE RESULTS

REVENUES

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Data	1,916	1,914	2	0.1%		3,807	3,780	27	0.7%

Voice	863	897	(34)	(3.8%	)	1,735	1,804	(69)	(3.8%	)

Other services	58	62	(4)	(6.5%	)	120	121	(1)	(0.8%	)

Total external service revenues	2,837	2,873	(36)	(1.3%	)	5,662	5,705	(43)	(0.8%	)

Inter-segment service revenues	80	67	13	19.4%		156	134	22	16.4%

Total operating service revenues	2,917	2,940	(23)	(0.8%	)	5,818	5,839	(21)	(0.4%	)

Data	113	123	(10)	(8.1%	)	236	265	(29)	(10.9%	)

Equipment and other	13	10	3	30.0%		25	21	4	19.0%

Total external product revenues	126	133	(7)	(5.3%	)	261	286	(25)	(8.7%	)

Inter-segment product revenues	–	–	–	–		–	–	–	–

Total operating product revenues	126	133	(7)	(5.3%	)	261	286	(25)	(8.7%	)

Total Bell Wireline revenues	3,043	3,073	(30)	(1.0%	)	6,079	6,125	(46)	(0.8%	)

Bell Wireline operating revenues decreased by 1.0% in Q2 2020 and by 0.8% in the first six months of the year, compared to the same periods last year, driven by the continued erosion in voice revenues and lower product revenues moderated by the growth in data service revenues.

Bell Wireline operating service revenues declined by 0.8% in Q2 2020 and by 0.4% in the first half of the year, compared to the same periods last year.

•	Data revenues grew by 0.1% in Q2 2020 and by 0.7% in the first six months of the year, compared to the same periods in 2019, attributable to:

•	Growth in retail Internet and IPTV subscribers coupled with the flow-through of pricing changes

These factors were partly offset by:

•	Greater acquisition, retention and bundle discounts on residential services

•	The continued decline in our satellite TV subscriber base

•	Reduced business solutions services revenues, attributable to delays in accessing customer sites due to the COVID-19 pandemic

•	The waiving of residential Internet overage charges throughout the quarter as a result of the COVID-19 pandemic

•	Ongoing legacy data erosion • Delayed implementation of price increases that were planned in the quarter, due to the COVID-19 pandemic

•	Voice revenues declined by 3.8% in both Q2 2020 and the first half of the year, compared to the same periods last year, resulting from:

•	Ongoing NAS line erosion due to technological substitution to wireless and Internet based services

•	Large business customer conversions to Internet protocol based data services

•	Delayed implementation of price increases that were planned in the quarter and other customer accommodations, due to the COVID-19 pandemic

These factors were partly offset by:

•	The flow-through of pricing changes

•	Greater usage of conferencing services by business customers due to the increase in the number of employees working from home as a result of the COVID-19 pandemic

•	Higher sales of international wholesale long distance minutes

Bell Wireline operating product revenues declined by 5.3% in Q2 2020 and by 8.7% in the first half of the year, compared to the same periods in 2019, due to difficulties accessing customer premises and vendor delays relating to equipment purchases as a result of the COVID-19 pandemic. Additionally, strong sales in Q1 2019, primarily in the government sector, also contributed to the year-over-year decline experienced in the first half of the year.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Operating costs	(1,764)	(1,723)	(41)	(2.4%)		(3,465)	(3,450)	(15)	(0.4%)

Adjusted EBITDA	1,279	1,350	(71)	(5.3%)		2,614	2,675	(61)	(2.3%)

Adjusted EBITDA margin	42.0%	43.9%		(1.9) p	ts	43.0%	43.7%		(0.7) p	ts

Bell Wireline operating costs increased by 2.4% in Q2 2020 and by 0.4% in the first half of the year, compared to the same periods last year, resulting from:

•	Higher costs attributable to the COVID-19 pandemic including greater donations, employee redeployment costs, purchase of PPE and incremental building cleaning costs and supplies

•	Greater bad debt expense driven by increased financial difficulties experienced by customers as a result of the COVID-19 pandemic

•	Greater pension expense reflecting a higher defined benefit cost driven by a lower discount rate

These factors were partly offset by:

•	Lower labour costs driven by workforce reductions, fewer call volumes to our customer service centres, and vendor contract savings

•	Reduced advertising, sales promotion and employee travel spend along with delayed sponsorships due to the COVID-19 pandemic

•	Lower TV programming and content costs mainly associated with subscriber declines

•	Reduced cost of goods sold attributable to fewer product sales

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3 MD&A Business segment analysis – Bell Wireline

Bell Wireline adjusted EBITDA declined by 5.3% in Q2 2020 and by 2.3% in the first six months of 2020, compared to the same periods in 2019, driven by both lower revenues and higher operating costs. Adjusted EBITDA margin decreased to 42.0% in Q2 2020 and to 43.0% in the first half of the year, compared to the 43.9% and 43.7%, respectively, achieved during the same periods in 2019, reflecting higher operating costs primarily related to the COVID-19 pandemic combined with lower service revenue flow-through.

BELL WIRELINE OPERATING METRICS

The net subscriber activity presented below is net of provisions recorded in Q2 2020 due to the COVID-19 pandemic for non-paying customers who have not been disconnected.

DATA

Retail high-speed Internet

	Q2 2020	Q2 2019	CHANGE	% CHANGE	YTD 2020	YTD 2019	CHANGE	% CHANGE

Retail net activations	19,023	19,414	(391)	(2.0%)	41,618	42,085	(467)	(1.1%)

Retail subscribers	3,597,219	3,461,825	135,394	3.9%	3,597,219	3,461,825	135,394	3.9%

Retail high-speed Internet subscriber net activations declined by 2.0% in Q2 2020 and by 1.1% in the first six months of the year, compared to the same periods in 2019, driven by lower retail business net activations from the temporary closure of small businesses due to the COVID-19 pandemic. This was offset in part by greater retail residential net additions due to higher activations in our expanding fixed wireless-to-the-premise (WTTP) footprint, coupled with fewer deactivations as a result of the COVID-19 pandemic, and fewer customers coming off of promotional offers, moderated in part by lower activations from the temporary closure of retail distribution channels as a result of the COVID-19 pandemic.

Retail high-speed Internet subscribers totaled 3,597,219 at June 30, 2020, up 3.9% from the end of Q2 2019.

Retail TV

	Q2 2020	Q2 2019	CHANGE	% CHANGE	YTD 2020	YTD 2019	CHANGE	% CHANGE

Retail net subscriber (losses) activations	(15,544)	2,350	(17,894)	(761.4%)	(34,099)	790	(34,889)	n.m.

IPTV	(3,604)	16,775	(20,379)	(121.5%)	(752)	37,691	(38,443)	(102.0%)

Satellite	(11,940)	(14,425)	2,485	17.2%	(33,347)	(36,901)	3,554	9.6%

Total retail subscribers	2,738,365	2,767,201	(28,836)	(1.0%)	2,738,365	2,767,201	(28,836)	(1.0%)

IPTV	1,766,430	1,713,397	53,033	3.1%	1,766,430	1,713,397	53,033	3.1%

Satellite	971,935	1,053,804	(81,869)	(7.8%)	971,935	1,053,804	(81,869)	(7.8%)

n.m.: not meaningful

Retail IPTV net subscriber losses were unfavourable by 20,379 in Q2 2020, and by 38,443 in the first six months of the year, compared to the same periods last year, due to reduced promotional offers and the temporary closure of retail distribution channels as a result of the COVID-19 pandemic. The year-over-year decline was also impacted by maturing Fibe TV and Alt TV markets, slower new service footprint expansion, and greater substitution of traditional TV services with over-the-top (OTT) services. This was offset in part by fewer deactivations as a result of the COVID-19 pandemic.

Retail satellite TV net customer losses improved by 17.2% in Q2 2020 and by 9.6% in the first half of the year, compared to the same periods in 2019, due to fewer deactivations as a result of the COVID-19 pandemic, and reflect a more mature subscriber base geographically better-suited for satellite TV service.

Total retail TV net customer losses (IPTV and satellite TV combined) were unfavourable by 17,894 in Q2 2020, and by 34,889 in the first six months of 2020, compared to the same periods last year, due to higher IPTV net losses, moderated by fewer satellite TV net losses.

Retail IPTV subscribers at June 30, 2020 totaled 1,766,430, up 3.1% from 1,713,397 subscribers reported at the end of Q2 2019.

Retail satellite TV subscribers at June 30, 2020 totaled 971,935, down 7.8% from 1,053,804 subscribers reported at the end of Q2 2019.

Total retail TV subscribers (IPTV and satellite TV combined) at June 30, 2020 were 2,738,365, representing a 1.0% decline from 2,767,201 subscribers at the end of Q2 2019.

VOICE

	Q2 2020	Q2 2019	CHANGE	% CHANGE	YTD 2020	YTD 2019	CHANGE	% CHANGE

Retail residential NAS lines net losses	(48,405)	(72,780)	24,375	33.5%	(110,000)	(139,559)	29,559	21.2%

Retail residential NAS lines	2,587,483	2,821,249	(233,766)	(8.3%)	2,587,483	2,821,249	(233,766)	(8.3%)

Retail residential NAS net losses improved by 33.5% in Q2 2020, and by 21.2% in the first half of the year, compared to the same periods in 2019, driven by reduced deactivations primarily due to the COVID-19 pandemic, along with a fewer number of customers with expired promotional offers. This was partly offset by the ongoing substitution to wireless and Internet-based technologies and the impact of the temporary closure of retail distribution channels as a result of the COVID-19 pandemic.

Retail residential NAS subscribers at June 30, 2020 of 2,587,483 declined by 8.3%, compared to the end of Q2 2019. This represented an improvement over the 8.8% rate of erosion experienced in the same period in 2019, due to fewer deactivations primarily as a result of the COVID-19 pandemic.

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3 MD&A Business segment analysis – Bell Media

3.3    Bell Media

KEY BUSINESS DEVELOPMENTS

ACQUISITION OF V NETWORK AND NOOVO.CA COMPLETED

On May 15, 2020, Bell welcomed French-language conventional TV network V and the ad-supported video-on-demand (VOD) service Noovo.ca to its Bell Media segment with the completion of their acquisition from Groupe V Média. The acquisition strengthens choice for TV viewers in Québec while enhancing investment in French-language content creation. Karine Moses, President, Bell Media Québec and Bell’s Vice Chair, Québec, leads the Montréal-based team responsible for the day-to-day operations of V and Noovo.ca. The acquisition of V underscores Bell Media’s plan to increase the production of original local content in Québec, and aligns with the reorganization of the company’s French-language original programming teams under Suzane Landry, Vice-President, French-Language Content Development and Programming. V has TV stations in Montréal, Québec City, Saguenay, Sherbrooke, and Trois-Rivières, and has affiliate stations in Gatineau, Rivière-du-Loup and Val-d’Or. Noovo.ca is an ad-supported VOD service that allows viewers to get the latest entertainment from V including unique video, access to stars, and blog posts.

CTV IS CANADA’S MOST-WATCHED NETWORK FOR 19TH STRAIGHT YEAR

CTV ended the core 2019/2020 TV viewing season (fall, winter and spring) as the most-watched Canadian TV network in primetime for the 19th year in a row. Final data from Numeris, a primary provider of viewership figures for TV and radio outlets in Canada, confirmed that CTV delivered the most Top 10, Top 20, and Top 30 programs with total viewers, adult 18-49, and adult 25-54 demographics. In the key adult 25-54 demographic, CTV’s advantage has grown 8% in primetime, expanding its lead over its closest competitor to 30%.

BELL MEDIA RECOGNIZED FOR EXCELLENCE IN PROGRAMMING

Bell Media and its production partners were honoured with 57 awards by the Academy of Canadian Cinema and Television at the 2020 Canadian Screen Awards, which recognizes excellence in Canadian TV, film and digital media productions. Overall, Bell Media was recognized with 37 awards in the TV and digital categories, more than any other private broadcaster, with wins in major categories including Best Drama Series, Best Reality/Competition Program or Series and Best National Newscast. TSN once again won more awards than all other sports broadcasters combined, scoring six wins. Bell Media supported films won 18 awards, including Best Motion Picture and Performance by an Actress in a Leading Role.

FINANCIAL PERFORMANCE ANALYSIS

Q2 2020 PERFORMANCE HIGHLIGHTS

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

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3 MD&A Business segment analysis – Bell Media

BELL MEDIA RESULTS

REVENUES

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Total external revenues	482	737	(255)	(34.6%)	1,140	1,377	(237)	(17.2%)

Inter-segment revenues	97	105	(8)	(7.6%)	191	210	(19)	(9.0%)

Total Bell Media revenues	579	842	(263)	(31.2%)	1,331	1,587	(256)	(16.1%)

Bell Media operating revenues decreased by 31.2% in Q2 2020 and 16.1% year to date, compared to the same periods last year, primarily due to lower advertising revenues.

•	Advertising revenues decreased in Q2 2020 and in the first six months of 2020, compared to the same periods in 2019, mainly due to:

•

The continued adverse impact across all advertising platforms (TV, radio and out-of-home (OOH)) from the COVID-19 pandemic due to customer cancellations attributable to the temporary closure of businesses, as well as the cancellation and/or postponement of sporting events, which significantly impacted specialty TV

•	Lower conventional TV advertising revenues from the ongoing shift in customer spending to OTT and digital platforms

•	The benefit in Q2 2019 from the broadcast of the Raptors National Basketball Association (NBA) playoffs and finals

Year-to-date 2020 advertising revenues were however favourably impacted by the return of simultaneous substitution for the broadcast of Super Bowl LIV in February 2020 subsequent to the decision by the Supreme Court of Canada to overturn the Canadian Radio-television and Telecommunications Commission (CRTC)’s decision banning simultaneous substitution during the Super Bowl.

•

Subscriber revenues declined in Q2 2020 but were essentially unchanged in the first six months of the year, compared to the same periods last year. The Q2 decline was driven by subscriber erosion across multiple channels, although the rate of subscriber decline was stable during the pandemic. This was partly offset by growth in direct-to-consumer subscribers from Crave, our pay TV and streaming service.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Operating costs	(406)	(588)	182	31.0%		(1,003)	(1,168)	165	14.1%

Adjusted EBITDA	173	254	(81)	(31.9%)		328	419	(91)	(21.7%)

Adjusted EBITDA margin	29.9%	30.2%		(0.3)	pts	24.6%	26.4%		(1.8)	pts

Bell Media operating costs decreased by 31.0% in Q2 2020 and by 14.1% in the first six months of the year, compared to the same periods in 2019, driven by:

•

Lower costs mainly related to the COVID-19 pandemic including rights and production costs savings from the postponements and/or cancellations of sporting events, as well as foreign and Canadian programming savings due to production shutdowns and delays

•	Lower labour costs mainly as a result of the CEWS

•	Reduced spending on advertising and sales promotions

These factors were partly offset by:

•	Continued investment in content for our Crave services

•	Higher bad debt expense driven by increased financial difficulties experienced by customers as a result of the COVID-19 pandemic

Year-to-date 2020 operating costs also included sports broadcast rights related to the broadcast of the Super Bowl in February 2020.

Bell Media adjusted EBITDA decreased by 31.9% in Q2 2020 and by 21.7% in the first six months of the year, compared to the same periods last year, due to the decline in revenues, moderated by lower operating costs.

BCE Inc. 2020 Second Quarter Shareholder Report         23

4 MD&A Financial and capital management

4    Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1   Net debt (1)

	JUNE 30, 2020	DECEMBER 31, 2019	$ CHANGE	% CHANGE

Debt due within one year	2,584	3,881	(1,297)	(33.4%)

Long-term debt	25,024	22,415	2,609	11.6%

Preferred shares (2)	2,002	2,002	–	–

Cash and cash equivalents	(1,547)	(145)	(1,402)	n.m.

Net debt	28,063	28,153	(90)	(0.3%)

n.m.: not meaningful

(1)

Net debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt, in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

(2)	50% of outstanding preferred shares of $4,004 million in 2020 and 2019 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $1,312 million in total debt, comprised of debt due within one year and long-term debt, was due to:

•	the issuance by Bell Canada of Series M-51, Series M-47 and Series M-52 MTN debentures, with total principal amounts of $1.25 billion, $1 billion and $1 billion in Canadian dollars, respectively

Partly offset by:

•	the early redemption of Series M-24 MTN debentures with a total principal amount of $500 million

•	a decrease in our notes payable (net of issuances) of $1,434 million

•	a net decrease of $4 million due to lower lease liabilities and other debt, partly offset by an increase in foreign exchange on hedged U.S. debt

Additionally, during the first half of 2020, Bell Canada drew $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its committed credit facilities. In Q2 2020, Bell Canada repaid all of the U.S dollar borrowings under such facilities.

The increase in cash and cash equivalents of $1,402 million was mainly due to:

•	$2,222 million of free cash flow

•	$892 million of debt issuances (net of repayments)

Partly offset by:

•	$1,469 million of dividends paid on BCE common shares

•	$169 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

4.2   Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2020	903,908,182

Shares issued under employee stock option plan	419,546

Outstanding, June 30, 2020	904,327,728

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2020	12,825,541	57

Granted	3,410,150	65

Exercised (1)	(419,546)	53

Forfeited	(41,845)	60

Outstanding, June 30, 2020	15,774,300	59

Exercisable, June 30, 2020	5,299,256	58

(1)	The weighted average market share price for options exercised during the six months ended June 30, 2020 was $64.

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4 MD&A Financial and capital management

4.3   Cash flows

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Cash flows from operating activities	2,562	2,093	469	22.4%	4,013	3,609	404	11.2%

Capital expenditures	(900)	(967)	67	6.9%	(1,677)	(1,815)	138	7.6%

Cash dividends paid on preferred shares	(33)	(37)	4	10.8%	(69)	(63)	(6)	(9.5%)

Cash dividends paid by subsidiaries to non-controlling interest	(12)	(12)	–	–	(26)	(39)	13	33.3%

Acquisition and other costs paid	11	21	(10)	(47.6%)	20	50	(30)	(60.0%)

Cash from discontinued operations (included in cash flows from operating activities)	(17)	(22)	5	22.7%	(39)	(47)	8	17.0%

Free cash flow	1,611	1,076	535	49.7%	2,222	1,695	527	31.1%

Cash from discontinued operations (included in cash flows from operating activities)	17	22	(5)	(22.7%)	39	47	(8)	(17.0%)

Business acquisitions	(23)	(50)	27	54.0%	(23)	(50)	27	54.0%

Acquisition and other costs paid	(11)	(21)	10	47.6%	(20)	(50)	30	60.0%

Other investing activities	(13)	32	(45)	n.m.	(19)	8	(27)	n.m.

Cash from discontinued operations (included in cash flows from investing activities)	(8)	(5)	(3)	(60.0%)	(15)	(7)	(8)	n.m.

Net (repayment) issuance of debt instruments	(1,850)	85	(1,935)	n.m.	892	480	412	85.8%

Issue of common shares	–	44	(44)	(100.0%)	22	64	(42)	(65.6%)

Purchase of shares for settlement of share-based payments	(75)	(10)	(65)	n.m.	(169)	(86)	(83)	(96.5%)

Cash dividends paid on common shares	(753)	(712)	(41)	(5.8%)	(1,469)	(1,390)	(79)	(5.7%)

Other financing activities	(25)	(33)	8	24.2%	(55)	(39)	(16)	(41.0%)

Cash from discontinued operations (included in cash flows from financing activities)	(2)	(2)	–	–	(3)	(3)	–	–

Net (decrease) increase in cash and cash equivalents	(1,132)	426	(1,558)	n.m.	1,402	669	733	n.m.

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the second quarter and first half of 2020 increased by $469 million and $404 million, respectively, compared to the same periods last year, mainly due to higher cash from working capital, as a result of strong cash collections as well as delayed tax payments due to government relief measures related to COVID-19.

Free cash flow in the second quarter and on a year-to-date basis in 2020 increased by $535 million and $527 million, respectively, compared to the same periods last year, mainly due to higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, and lower capital expenditures.

CAPITAL EXPENDITURES

	Q2 2020	Q2 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Bell Wireless	182	159	(23)	(14.5%)		312	307	(5)	(1.6%)

Capital intensity ratio	9.5%	7.4%		(2.1	) pts	7.9%	7.2%		(0.7	) pts

Bell Wireline	694	784	90	11.5%		1,316	1,459	143	9.8%

Capital intensity ratio	22.8%	25.5%		2.7	pts	21.6%	23.8%		2.2	pts

Bell Media	24	24	–	–		49	49	–	–

Capital intensity ratio	4.1%	2.9%		(1.2	) pts	3.7%	3.1%		(0.6	) pts

BCE	900	967	67	6.9%		1,677	1,815	138	7.6%

Capital intensity ratio	16.8%	16.4%		(0.4	) pts	15.3%	15.7%		0.4	pts

BCE Inc. 2020 Second Quarter Shareholder Report         25

4 MD&A Financial and capital management

BCE capital expenditures of $900 million in Q2 2020 and $1,677 million year to date declined by $67 million and $138 million, respectively, compared to the same periods last year. Capital expenditures as a percentage of revenue (capital intensity ratio) increased by 0.4 pts in the quarter to 16.8%, whereas year to date, the capital intensity ratio declined 0.4 pts to 15.3%. The year-over-year decrease in capital expenditures reflected the following:

•

Lower capital spending in our wireline segment of $90 million in Q2 2020 and $143 million year to date, compared to the same periods in 2019, mainly due to the slower pace of spending over the previous year, in part due to fewer new customer service installations and delayed network construction due to the COVID-19 pandemic. We continued to invest in the roll-out of our FTTP network to more homes and businesses and our fixed WTTP network to rural locations in Ontario and Québec. Additionally, we invested in network capacity enhancements to support increased demand due to the COVID-19 pandemic.

•

Higher capital spending in our wireless segment of $23 million in Q2 2020 and $5 million year to date, compared to the same periods in 2019, primarily due to continued investments in our networks with the recent launch of our 5G network in June 2020 in Montreal, the Greater Toronto Area, Calgary, Edmonton and Vancouver, along with the ongoing investment in our LTE Advanced (LTE-A) network and capacity expansion to support increased demand due to the COVID-19 pandemic.

DEBT INSTRUMENTS

2020

In the second quarter of 2020, we repaid $1,850 million of debt, net of issuances. This included the repayment (net of issuances) by Bell Canada of $1,100 million in U.S. dollars ($1,544 million in Canadian dollars) under its committed credit facilities, the repayment (net of issuances) of $1,204 million of notes payable, a decrease in securitized trade receivables of $400 million and net payments of leases and other debt of $202 million, partly offset by the issuance of Series M-52 and Series M-51 MTN debentures, with total principal amounts of $1 billion and $500 million in Canadian dollars, respectively.

In the first half of 2020, we issued $892 million of debt, net of repayments. This included the issuance of Series M-51, Series M-47 and Series M-52 MTN debentures, with total principal amounts of $1,250 million, $1 billion and $1 billion in Canadian dollars, respectively, partly offset by the repayment (net of issuances) of $1,434 million of notes payable, the early redemption of Series M-24 MTN debentures with a total principal amount of $500 million and net payments of leases and other debt of $424 million. Additionally, during the first half of 2020, Bell Canada drew $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its committed credit facilities. In Q2 2020, Bell Canada repaid all of the U.S dollar borrowings under such facilities.

2019

In the second quarter of 2019, we issued $85 million of debt, net of repayments. This included the issuances of Series M-49 MTN debentures and Series US-2 Notes with total principal amounts of $600 million in Canadian dollars and $600 million in U.S. dollars ($808 million in Canadian dollars), respectively, and the issuances (net of repayments) of $277 million of notes payable. These issuances were partly offset by the early redemption of Series M-27 MTN debentures and Series M-37 debentures in the principal amounts of $1 billion and $400 million, respectively, and net payments of lease liabilities and other debt of $200 million.

In the first half of 2019, we issued $480 million of debt, net of repayments. This included the issuances of Series M-49 MTN debentures and Series US-2 Notes with total principal amounts of $600 million in Canadian dollars and $600 million in U.S. dollars ($808 million in Canadian dollars), respectively, and the issuances (net of repayments) of $844 million of notes payable. These issuances were partly offset by the early redemption of Series M-27 MTN debentures and Series M-37 debentures in the principal amounts of $1 billion and $400 million, respectively, and net payments of lease liabilities and other debt of $372 million.

CASH DIVIDENDS PAID ON COMMON SHARES

In the second quarter of 2020, cash dividends paid on common shares increased by $41 million compared to Q2 2019, due to a higher dividend paid in Q2 2020 of $0.8325 per common share compared to $0.7925 per common share in Q2 2019.

In the first half of 2020, cash dividends paid on common shares increased by $79 million compared to 2019, due to a higher dividend paid in the first half of 2020 of $1.625 per common share compared to $1.5475 per common share for the same period last year.

4.4   Post-employment benefit plans

For the three months ended June 30, 2020, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in OCI of $2,215 million due to a lower actual discount rate of 2.8% at June 30, 2020, as compared to 4.2% at March 31, 2020, partly offset by a higher-than-expected return on plan assets in 2020.

For the six months ended June 30, 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $150 million due to higher-than-expected return on plan assets in 2020, partly offset by a lower actual discount rate of 2.8% at June 30, 2020, as compared to 3.1% at December 31, 2019.

For the three and six months ended June 30, 2019, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in OCI of $311 million and $438 million, respectively. This was due to a lower actual discount rate of 3.0% at June 30, 2019, as compared to 3.3% at March 31, 2019 and 3.8% at December 31, 2018, partly offset by a higher-than-expected return on plan assets in 2019.

26             BCE Inc. 2020 Second Quarter Shareholder Report

4 MD&A Financial and capital management

4.5   Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			JUNE 30, 2020		DECEMBER 31, 2019

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	12	12	29	29

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	82	86	82	85

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	21,517	25,068	18,653	20,905

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

June 30, 2020

Publicly-traded and privately-held investments (3)	Other non-current assets	122	2	–		120

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	522	–	522		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(138)	–	–		(138)

Other	Other non-current assets and liabilities	91	2	147		(58)

December 31, 2019

Publicly-traded and privately-held investments (3)	Other non-current assets	129	2	–		127

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	165	–	165		–

MLSE financial liability (4)	Trade payables and other liabilities	(135)	–	–		(135)

Other	Other non-current assets and liabilities	71	1	128		(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)	Unrealized gains and losses are recorded in OCI and impairment charges are recorded in Impairment of assets in the income statements.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the consolidated income statements. The option has been exercisable since 2017.

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at June 30, 2020 and December 31, 2019. We deal with institutions that have investment-grade credit ratings, and as such we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure.

The following table provides the change in allowance for doubtful accounts for trade receivables, which reflects an increase for the period ended June 30, 2020, mainly as a result of the impact of the COVID-19 pandemic.

	NOTE

Balance, January 1, 2020		(62)

Additions		(90)

Usage		48

Balance, June 30, 2020		(104)

In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

BCE Inc. 2020 Second Quarter Shareholder Report         27

4 MD&A Financial and capital management

The following table provides further details on trade receivables, net of allowance for doubtful accounts.

	JUNE 30, 2020	DECEMBER 31, 2019

Trade receivables not past due	1,926	2,082

Trade receivables past due

Under 60 days	395	541

60 to 120 days	252	232

Over 120 days	112	64

Trade receivables, net of allowance for doubtful accounts	2,685	2,919

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

During the first half of 2020, we entered into foreign exchange forward contracts with a notional amount of $1,453 million in U.S. dollars ($2,039 million in Canadian dollars) to hedge the foreign currency risk associated with amounts drawn under our $4 billion Canadian dollar committed credit facilities. These foreign exchange contracts have matured at June 30, 2020. A loss of $30 million and $14 million, for the three and six months ended June 30, 2020, respectively, relating to these foreign exchange forward contracts is recognized in Other (expense) income in the consolidated income statements, which offsets the foreign currency gain on the repayment of drawdowns under the credit facilities.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $1 million ($55 million) recognized in net earnings from continuing operations at June 30, 2020 and a gain (loss) of $228 million recognized in Other comprehensive (loss) income from continuing operations at June 30, 2020, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $2 million in Other comprehensive (loss) income from continuing operations at June 30, 2020, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2020.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	200	CAD	279	2020	Commercial paper
Cash flow	USD	370	CAD	480	2020	Anticipated transactions
Cash flow	PHP	1,012	CAD	26	2020	Anticipated transactions
Cash flow	USD	588	CAD	768	2021	Anticipated transactions
Economic	USD	26	CAD	36	2021	Anticipated transactions
Economic – put options	USD	209	CAD	284	2020	Anticipated transactions
Economic – put options	USD	214	CAD	284	2021	Anticipated transactions
Economic – call options	USD	149	CAD	201	2020	Anticipated transactions
Economic – call options	CAD	87	USD	60	2020	Anticipated transactions
Economic – call options	USD	47	CAD	65	2021	Anticipated transactions
Economic – call options	CAD	68	USD	47	2021	Anticipated transactions
Economic – options (1)	USD	60	CAD	81	2020	Anticipated transactions
Economic – options (1)	USD	120	CAD	161	2021	Anticipated transactions

(1)	Foreign currency options with a leverage provision and a profit cap limitation.

INTEREST RATE EXPOSURES

During Q1 2020, we entered into a series of interest rate options to economically hedge the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021. The fair value of these interest rate options at June 30, 2020 was a net liability of $5 million, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. A loss of $3 million and $5 million for the three and six months ended June 30, 2020, respectively, relating to these interest rate options is recognized in Other (expense) income in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $31 million ($38 million) in net earnings from continuing operations at June 30, 2020.

28             BCE Inc. 2020 Second Quarter Shareholder Report

4 MD&A Financial and capital management

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value of our equity forward contracts at June 30, 2020 was a net liability of $39 million, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. The fair value of our equity forward contracts at December 31, 2019 was an asset of $40 million recognized in Other current assets and Other non-current assets in the consolidated statements of financial position. A loss of $9 million and $37 million for the three and six months ended June 30, 2020, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the consolidated income statements.

A 5% increase (decrease) in the market price of BCE’s common shares at June 30, 2020 would result in a gain (loss) of $40 million recognized in net earnings from continuing operations, with all other variables held constant.

COMMODITY PRICE EXPOSURE

In Q1 2020, we entered into fuel swaps to economically hedge the purchase cost of fuel in 2020 and 2021. The fair value of our fuel swaps at June 30, 2020 was an asset of $2 million included in Other current assets and Other non-current assets in the consolidated statements of financial position. A gain of $6 million and $2 million for the three and six months ended June 30, 2020, respectively, is recognized in Other (expense) income in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at June 30, 2020 would result in a gain (loss) of $4 million recognized in net earnings from continuing operations, with all other variables held constant.

4.6   Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2019 Annual MD&A.

4.7   Liquidity

At June 30, 2020, we had a higher than normal cash and cash equivalents balance on hand to increase liquidity and preserve financial flexibility in light of the COVID-19 pandemic. Total available liquidity at June 30, 2020 was $5.4 billion, comprised of $1.5 billion in cash and cash equivalents, $3.5 billion available under our $4 billion committed bank credit facilities given the issuance of $546 million of commercial paper, and $400 million available under our securitization programs.

We expect our available liquidity to be sufficient to meet our cash requirements for the remainder of 2020, including for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, on-going operations, acquisitions and planned growth. Bell Canada has no public debt maturities in 2020.

We expect additional liquidity to be added from the sale by BCE of substantially all of its data centre operations to Equinix, which is expected to close in the second half of 2020, subject to customary closing conditions.

We continuously monitor the rapidly changing COVID-19 pandemic for impacts on operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.

BCE Inc. 2020 Second Quarter Shareholder Report         29

5 MD&A Quarterly financial information

5    Quarterly financial information

BCE’s Q2 2020 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under IAS 34, Interim Financial Reporting and were approved by BCE’s board of directors on August 5, 2020.

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion. The transaction is expected to close in the second half of 2020, subject to customary closing conditions. As a result, we have reclassified amounts related to the announced sale for the previous periods to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current period. We have also reclassified the assets and liabilities of the data centre operations to be sold as held for sale in our consolidated statements of financial position at June 30, 2020, measured at their carrying amount, which is lower than the estimated fair value less costs to sell. Property, plant and equipment and intangible assets included in assets held for sale are no longer depreciated or amortized effective June 1, 2020.

As required, we adopted IFRS 16 – Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2020		2019				2018

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues

Service	4,800	5,018	5,235	5,141	5,190	5,000	5,188	5,071

Product	554	622	1,040	799	699	689	984	760

Total operating revenues	5,354	5,640	6,275	5,940	5,889	5,689	6,172	5,831

Adjusted EBITDA	2,331	2,418	2,484	2,568	2,572	2,382	2,370	2,432

Severance, acquisition and other costs	(22)	(16)	(28)	(23)	(39)	(24)	(58)	(54)

Depreciation	(869)	(858)	(854)	(852)	(879)	(873)	(790)	(771)

Amortization	(234)	(230)	(224)	(225)	(220)	(217)	(212)	(216)

Net earnings	294	733	723	922	817	791	642	867

Net earnings attributable to common shareholders from continuing operations	233	675	667	859	754	731	604	806

Net earnings attributable to common shareholders	237	680	672	867	761	740	606	814

Net earnings from continuing operations per common share

Basic and diluted	0.26	0.74	0.73	0.96	0.84	0.81	0.67	0.89

Net earnings per common share

Basic and diluted	0.26	0.75	0.74	0.96	0.85	0.82	0.68	0.90

Weighted average number of common shares outstanding – basic (millions)	904.3	904.1	903.8	901.4	899.5	898.4	898.1	898.0

30             BCE Inc. 2020 Second Quarter Shareholder Report

6 MD&A Regulatory Environment

6   Regulatory Environment

TELECOMMUNICATIONS ACT

REVIEW OF NETWORK CONFIGURATION FOR DISAGGREGATED WHOLESALE ACCESS

On June 11, 2020, the CRTC launched a proceeding to reconsider the network configuration of the disaggregated wholesale high-speed access service mandated of Bell Canada and large cable carriers. The consultation aims to adopt a model applicable to wholesale providers across the country. It may also result in the adoption of a different level of disaggregation for Bell Canada than had been mandated in 2015 as discussed in the BCE 2019 Annual MD&A under section 8.2, Telecommunications Act – Mandated disaggregated wholesale access to FTTP networks. The launch of this new consultation has suspended the finalization of the rates of Bell Canada’s existing disaggregated high-speed access service, which will remain at their current interim level until further notice. The new consultation has also closed the application by the Canadian Network Operators Consortium Inc. (CNOC), discussed in the BCE 2019 Annual MD&A under section 8.2, Telecommunications Act – Proposed expansion of aggregated wholesale access regime to FTTP networks, to obtain mandated access via aggregated services to FTTP facilities and to introduce a wholesale access service with an intermediate level of aggregation. Revisions that facilitate reseller access to disaggregated wholesale access and/or the mandating of final rates that are materially different from the rates Bell Canada has proposed could undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, improve the business position of resellers of high-speed access services and adversely impact our financial results.

REVIEW OF THE APPROACH TO RATE SETTING FOR WHOLESALE TELECOMMUNICATIONS SERVICES

On April 24, 2020, the CRTC launched a proceeding to reconsider the current approach used by the CRTC to set rates for mandated wholesale telecommunications services. The proceeding aims to consider the most appropriate methodology for ensuring that such rates are just and reasonable and are established in an efficient manner. This may result in the adoption of a new costing approach that substantially differs from the current ‘Phase II’ costing methodology. Phase II is a prospective incremental costing methodology currently used by the CRTC to determine rates for regulated wholesale services. If the current Phase II costing methodology is revised or replaced, the impact of such changes may result in more efficient and transparent rate setting, or it may result in a rate-setting process that favours resellers and undermines incentives for facilities-based investment. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

RADIOCOMMUNICATION ACT

3500 MEGAHERTZ (MHZ) SPECTRUM AUCTION

On March 5, 2020, Innovation, Science and Economic Development Canada (ISED) released its Policy and Licensing Framework for Spectrum in the 3500 MHz Band, which will govern the auction of spectrum licences in the 3500 MHz band. Initially scheduled to begin on December 15, 2020, bidding in the auction has been rescheduled to begin on June 15, 2021.

BCE Inc. 2020 Second Quarter Shareholder Report         31

7 MD&A Business risks

7   Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, financial results or reputation.

In the BCE 2019 Annual MD&A, we provided a detailed review of risks that could affect our business, financial condition, liquidity, financial results or reputation and that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements. This detailed description of risks is updated in the BCE 2020 First Quarter MD&A and in this MD&A. The risks described in the BCE 2019 Annual MD&A, as updated in the BCE 2020 First Quarter MD&A and in this MD&A, include, without limitation, risks associated with the following matters. Any of those risks including, without limitation, the risks related to the COVID-19 pandemic, could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A.

•

Pandemics, epidemics and other public health risks including, in particular, the COVID-19 pandemic, and the uncertainty of its severity and duration, including possible resurgences in the number of cases and the potential re-introduction of emergency measures, and the adverse effects thereof on the economy, including the significant disruptions in retail and commercial activities, impacting, among others, the demand for and prices of our products and services, the ability of our customers to pay for our products and services, our ability to maintain operational networks and provide products and services to customers, and the ability of our suppliers to provide us with the products and services we need to operate our business

•

The inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, including, without limitation, to fund capital expenditures, pay dividends and provide for planned growth

•	The failure to maintain operational networks in the context of significant increases in capacity demands on our wireline, wireless and broadcast media networks

•

The risk that we may need to make significant capital expenditures in order to provide additional capacity and reduce network congestion, and implement additional sanitation and safety procedures as a result of the COVID-19 pandemic

•	The inability to drive a positive customer experience in all aspects of our engagement with customers

•	Labour disruptions and shortages

•

Our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as to comply with various obligations

•	Uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased

•	Pension obligation volatility and increased contributions to post-employment benefit plans

•

Regulatory initiatives, proceedings and decisions, and government consultations, positions, actions and measures that affect us and influence our business, including, in particular, those relating to the COVID-19 pandemic, mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, and control of copyright piracy

•

The intensity of competitive activity, including from new and emerging competitors, coupled with the launch of new products and services, and the resulting impact on the cost of customer acquisition and retention, as well as on our market shares, sales volumes and pricing strategies

•	The level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments

•

Subscriber and viewer growth is challenged by changing viewer habits and the expansion of OTT TV and other alternative service providers, which may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market

•

Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and challenges in our ability to acquire or develop key content to drive revenues and subscriber growth

•	The proliferation of content piracy impacting our ability to monetize products and services, as well as creating bandwidth pressure

•	Higher Canadian smartphone penetration and increased device costs could challenge subscriber growth and cost of acquisition and retention

•

The inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters

•

The failure to transform our operations, enabling a truly customer-centric service experience across a constantly evolving profile of world-class products and services at all points of interaction, while lowering our cost structure

•	The failure to continue investment in next-generation capabilities in a disciplined and strategic manner

•	The complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings

•	The failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework

•	The failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions

•	Events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities

•	In-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject

•	The failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment

•	Changes to our base of suppliers or outsourcers that we may decide on or be required to implement

•	The failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers

32             BCE Inc. 2020 Second Quarter Shareholder Report

7 MD&A Business risks

•	Security and data leakage exposure if security control protocols affecting our suppliers are bypassed

•	The quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards

•	The inability to manage various credit, liquidity and market risks

•	New or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits

•	The failure to reduce costs, as well as unexpected increases in costs

•	The failure to evolve practices to effectively monitor and control fraudulent activities

•	The unfavourable resolution of legal proceedings and, in particular, class actions

•	New or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations

•	The failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

•	Health concerns about radiofrequency emissions from wireless communication devices and equipment

•	The expected timing and completion of the proposed sale by BCE of 25 data centres at 13 sites to Equinix are subject to closing conditions and other risks and uncertainties

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us.

Please see section 9, Business risks of the BCE 2019 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2019 Annual MD&A referred to therein, are incorporated by reference in this section 7.

In addition, please also see section 4.7, Liquidity – Litigation in the BCE 2020 First Quarter MD&A for an update to the legal proceedings described in the BCE 2019 AIF, which section 4.7 is incorporated by reference in this section 7. Please also see section 6, Regulatory environment in this MD&A for updates to the regulatory initiatives and proceedings described in the BCE 2019 Annual MD&A, which section 6 is incorporated by reference in this section 7.

Except for the updates set out in section 4.7, Liquidity – Litigation and in section 6, Business risks in the BCE 2020 First Quarter MD&A; as well as in section 6, Regulatory environment and in this section 7, Business risks in this MD&A, the risks described in the BCE 2019 Annual MD&A remain substantially unchanged.

UPDATE TO THE DESCRIPTION OF BUSINESS RISKS

PANDEMICS, EPIDEMICS AND OTHER PUBLIC HEALTH RISKS

COVID-19 PANDEMIC

The COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the coronavirus while seeking to maintain essential services. These measures have included, without limitation, social distancing, the temporary closure of non-essential businesses, stay-at-home and work-from-home policies, quarantine periods, border closures and travel bans or restrictions. These measures have significantly disrupted retail and commercial activities in most sectors of the economy and resulted in extreme volatility in financial markets. This has resulted, starting in the latter part of the first quarter and continuing into the second quarter, in a sharp economic downturn marked by high levels of unemployment, as most businesses reduced or ceased business operations, and reduced consumer spending. Certain of these measures have gradually started being eased across Canada in the latter part of the second quarter which has allowed many businesses to resume some level of, or increase, activities, often with certain operational adjustments, amid the uncertainty caused by the COVID-19 pandemic. However, some jurisdictions outside of Canada have begun re-opening only to return to restrictions in the face of increases in new COVID-19 cases and resurgences could cause more governments and businesses to re-introduce emergency measures including, depending on a resurgence’s intensity, certain or all of the strict confinement measures and business closures that were implemented at the beginning of the pandemic or, potentially, additional measures. Even if Canada is successful in limiting the effect of the pandemic within its borders, the Canadian economy, and thus our business, may continue to be adversely affected by the global economic downturn caused by COVID-19. The re-introduction of emergency measures, or a prolonged duration of the pandemic, could result in increased adverse economic disruptions and financial markets volatility. Adverse economic conditions could continue or worsen for as long as measures taken to contain the spread of COVID-19 persist and certain of such economic conditions could continue even upon the gradual or complete removal of such measures and thereafter, especially given that a certain segment of the general public, including certain of our customers and employees, may voluntarily choose to continue to apply such measures due to health concerns regarding COVID-19. The ability to keep public and business spaces open will depend on governments’ levels of success in containing the spread of the coronavirus as well as healthcare systems’ abilities to effectively deal with the pandemic.

Restrictive measures adopted or encouraged to combat the spread of the coronavirus and the resulting adverse economic conditions are expected to continue to adversely affect our business, financial condition, liquidity and financial results for as long as measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced and potentially upon and after their gradual or complete removal, including, without limitation, as follows, and such adverse effect could be material.

•

Should the temporary closure of our retail outlets be re-introduced, our ability to increase the number of subscribers to our services and sell our products and services would again be adversely impacted, which would adversely affect our revenues

•

Should the temporary closure of non-essential businesses be mandated again or should the COVID-19 pandemic continue for a prolonged period of time, it would likely result in more employment losses and financial hardship adversely affecting spending by our customers, both businesses and consumers, which could continue or accelerate the decrease in the purchase of certain of our products and services. Additionally, the negative impact on our customers’ financial condition could continue to adversely affect our ability to recover payment of receivables from customers and lead to further increases in bad debts. These events had, and will continue to have for as long as they persist, a negative effect on our revenues and cash flows. They may also adversely affect our position under our securitized trade receivables programs.

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7 MD&A Business risks

•

The COVID-19 pandemic is expected to continue to result in lower business customer activity which could continue to lead to further reduction or cancellation of services due to economic uncertainty. These adverse results would be exacerbated should the temporary closure of non-essential businesses be mandated again as a result of a resurgence in the number of COVID-19 cases. Business customers may continue to postpone purchases of hardware products, downgrade data connectivity speeds, or re-prioritize various business projects with a focus on business continuity instead of growth projects. We may be unable to perform work and render services on the premises of certain business customers due to existing, new or re-introduced government guidelines and health and safety measures. Finally, a certain number of our business customers could become insolvent or otherwise cease to carry on business as a result of the COVID-19 pandemic.

•

Stay-at-home and work-from-home measures implemented by governments and businesses have impacted the nature of our customers’ use of our networks, products and services. This has created unprecedented capacity pressure on certain areas of our wireless, wireline and broadcast media networks. Although, as a result of various steps we have taken aimed at maintaining the continuity of essential services, our networks have, in general, adequately sustained such increased usage, there can be no assurance that this will continue to be the case. Network failures and slowdowns could have an adverse effect on our brand and reputation and adversely affect subscriber acquisition and retention as well as our financial results. We may also need to make significant capital expenditures in order to provide additional capacity and reduce network congestion due to the COVID-19 pandemic.

•

We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers and vendors. To the extent that such plans do not successfully mitigate the impacts of the COVID-19 pandemic and our suppliers or vendors experience operational failures, such failures could result in supply chain disruptions which could adversely affect our business. Furthermore, the consequences of the COVID-19 pandemic could adversely impact the operations of our call centres and, consequently, our customer service. Although we have trained and are continuing to train certain of our employees to perform customer service functions, there can be no assurance that a sufficient number of employees will be trained or that they will acquire the same level of knowledge or efficiency as those in our call centres.

•

Measures adopted to combat the spread of the coronavirus have resulted in the suspension, delay or cancellation of live programming and other productions including various sporting events resulting in reduced audience levels in these market segments. In addition, measures such as social distancing and stay-at-home and work-from-home policies have adversely impacted Bell Media’s radio audience levels and OOH business, while economic pressures on advertisers have led to the cancellation or deferral of advertising campaigns. These events have adversely affected, and are expected to continue to adversely affect, for as long as they persist, Bell Media’s revenues.

•

The COVID-19 pandemic and the restrictive measures mandated or encouraged to contain the spread of the coronavirus have changed consumer behaviour and activity and the way businesses operate, and such changes could continue or further evolve for as long as such measures persist, and potentially thereafter, which could adversely affect the sale of our products and services, as well as our revenues and cash flows.

•

Global financial markets have experienced, and could continue to experience, significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions and financial markets. However, the efficacy of the governments’ and central banks’ interventions is uncertain. Economic uncertainty could negatively impact equity and debt capital markets, could cause interest rate volatility and movements, and could adversely affect our ability to raise financing in the public capital, bank credit and/or commercial paper markets as well as the cost thereof. In addition, the return on our pension plan assets and/or the discount rate used for valuing our post-employment benefit obligations may both be negatively impacted in the near to medium term. This could have an adverse effect on our post-employment benefit plan obligations and pension contributions in future years.

•

Remote work arrangements of our employees and those of certain of our suppliers could introduce additional operating risks including, but not limited to, information security risks, and impair our ability to manage our business. A further extended period of remote work arrangements could strain our business continuity plans, impact our ability to develop and launch new products and services and exacerbate our exposure to operational risks.

•

Incremental costs, delays or unavailability of equipment and materials as well as unavailability of our employees or those of our suppliers or contractors, due to government actions, illness, quarantines, absenteeism, workforce reduction initiatives or other restrictions, may impact our ability to maintain, upgrade or expand our networks in order to accommodate substantially increased network usage due to stay-at-home and work-at-home measures, to provide desired levels of customer service, or to start, advance or complete currently planned network deployment projects. Our inability to do the foregoing would have an adverse effect on our business, competitive capabilities and financial results. Labour disruptions and shortages would also negatively affect our ability to sell our products and services, install new services or make repairs on customer premises. Prolonged illness of our senior executives could have an adverse effect on the management of our business and on our financial results.

•

As a result of the COVID-19 pandemic, additional legislation or regulations, regulatory initiatives or proceedings, or government consultations or positions, may be adopted or instituted, as the case may be, that impose additional constraints on our operations and may adversely impact our ability to compete in the marketplace.

In addition, the risk factors, including, without limitation, those described in section 9, Business risks, of the BCE 2019 Annual MD&A, as updated in the BCE 2020 First Quarter MD&A and in this MD&A, have been and/or could be exacerbated, or become more likely to materialize, as a result of the COVID-19 pandemic. The risks described in the BCE 2019 Annual MD&A, as updated in the BCE 2020 First Quarter MD&A and in this MD&A, could also be exacerbated, or become more likely to materialize, by social unrest that could result from the consequences of the COVID-19 pandemic or related events.

While we have implemented business continuity plans and taken additional steps where required, including various preventive measures and precautions, there can be no assurance that these actions in response to the COVID-19 pandemic will succeed in preventing or mitigating, in whole or in part, the negative impacts of the pandemic on our company, employees or customers, and these actions may have adverse effects on our business, which may continue following the COVID-19 pandemic.

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including possible resurgences in the number of COVID-19 cases, and various potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be significantly and negatively impacted in future periods. The extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity, duration and possible resurgences of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the developments and risks referred to above, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

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7 MD&A Business risks

As a result of the COVID-19 pandemic, we have, in the second quarter, recorded an impairment charge in our Bell Media segment relating to certain assets for our English TV, French TV and radio services. It is possible that the estimates currently recorded in our financial statements for the three months and six months ended June 30, 2020 could change again in the future. This may include valuations and estimates related to allowance for doubtful accounts and impairment of contract assets, both of which take into account current economic conditions, as well as historical and forward-looking information, inventory valuation reserves, impairment of non-financial assets, derivative financial instruments, post-employment benefit plans and other provisions. We are evaluating the situation and monitoring the impacts on our operations.

PROPOSED SALE OF DATA CENTRES

The expected timing and completion of the proposed sale by BCE of 25 data centres at 13 sites to Equinix are subject to closing conditions and other risks and uncertainties

The expected timing and completion of the proposed sale by BCE of 25 data centres at 13 sites to Equinix are subject to customary closing conditions, termination rights and other risks and uncertainties. There can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the transaction will be realized.

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8 MD&A Accounting policies, financial measures and controls

8   Accounting policies, financial measures and controls

8.1  Our accounting policies

BCE’s Q2 2020 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 5, 2020. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2019, except as noted below, and as described in Note 3, Discontinued Operations, in BCE’s Q2 2020 Financial Statements. BCE’s Q2 2020 Financial Statements do not include all of the notes required in the annual financial statements.

ESTIMATES AND KEY JUDGMENTS

When preparing the financial statements, management makes estimates and judgments relating to reported amounts of revenues and expenses, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. We base our estimates on a number of factors, including historical experience, current events including but not limited to the COVID-19 pandemic and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2020, we adopted the following amended accounting standards.

STANDARD	DESCRIPTION	IMPACT
IFRIC Agenda Decision on IFRS 16 – Leases	International Financial Reporting Interpretations Committee (IFRIC) agenda decision clarifying the determination of the lease term for cancellable or renewable leases under IFRS 16.	This agenda decision did not have a significant impact on our financial statements.

Definition of a Business, Amendments to IFRS 3 – Business Combinations	These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.	These amendments did not have any impact on our financial statements. They may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
COVID-19 – Related Rent Concessions, Amendment to IFRS 16 – Leases	This amendment provides an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.	We are currently assessing the impact of this amendment, if we adopt the optional relief.	Effective for annual reporting periods beginning on or after June 1, 2020. Early application is permitted.

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

8.2   Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

In Q2 2020, we updated our definitions of adjusted net earnings, adjusted EPS and free cash flow to exclude the impacts of discontinued operations as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. As a result of this change, prior periods have been restated for comparative purposes.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q2 2020 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

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8 MD&A Accounting policies, financial measures and controls

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q2 2020	Q2 2019	YTD 2020	YTD 2019

Net earnings	294	817	1,027	1,608

Severance, acquisition and other costs	22	39	38	63

Depreciation	869	879	1,727	1,752

Amortization	234	220	464	437

Finance costs

Interest expense	280	279	557	560

Interest on post-employment benefit obligations	11	15	23	31

Impairment of assets	449	1	456	5

Other expense (income)	80	54	127	(51)

Income taxes	96	275	339	565

Net earnings from discontinued operations	(4)	(7)	(9)	(16)

Adjusted EBITDA	2,331	2,572	4,749	4,954

BCE operating revenues	5,354	5,889	10,994	11,578

Adjusted EBITDA margin	43.5%	43.7%	43.2%	42.8%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q2 2020		Q2 2019		YTD 2020		YTD 2019

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	237	0.26	761	0.85	917	1.01	1,501	1.67

Severance, acquisition and other costs	16	0.02	28	0.04	28	0.03	46	0.06

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	7	–	(9)	(0.02)	27	0.03	(82)	(0.09)

Net (gains) losses on investments	(11)	(0.01)	53	0.06	(21)	(0.02)	57	0.06

Early debt redemption costs	–	–	13	0.01	12	0.01	13	0.01

Impairment of assets	328	0.36	1	–	333	0.37	4	–

Net earnings from discontinued operations	(4)	–	(7)	(0.01)	(9)	(0.01)	(16)	(0.02)

Adjusted net earnings	573	0.63	840	0.93	1,287	1.42	1,523	1.69

FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect

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8 MD&A Accounting policies, financial measures and controls the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q2 2020	Q2 2019	YTD 2020	YTD 2019

Cash flows from operating activities	2,562	2,093	4,013	3,609

Capital expenditures	(900)	(967)	(1,677)	(1,815)

Cash dividends paid on preferred shares	(33)	(37)	(69)	(63)

Cash dividends paid by subsidiaries to NCI	(12)	(12)	(26)	(39)

Acquisition and other costs paid	11	21	20	50

Cash from discontinued operations (included in cash flows from operating activities)	(17)	(22)	(39)	(47)

Free cash flow	1,611	1,076	2,222	1,695

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	JUNE 30, 2020	DECEMBER 31, 2019

Debt due within one year	2,584	3,881

Long-term debt	25,024	22,415

50% of outstanding preferred shares	2,002	2,002

Cash and cash equivalents	(1,547)	(145)

Net debt	28,063	28,153

NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

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8 MD&A Accounting policies, financial measures and controls

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
ABPU

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, including monthly billings related to device financing receivables owing from customers on contract, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.
Churn

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

•   Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

•   Retail NAS subscribers are based on a line count and are represented by a unique telephone number

8.3  Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Consolidated financial statements

Consolidated financial statements

Consolidated income statements

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	2020	2019	2020	2019

Operating revenues	4	5,354	5,889	10,994	11,578

Operating costs	4, 5	(3,023)	(3,317)	(6,245)	(6,624)

Severance, acquisition and other costs	6	(22)	(39)	(38)	(63)

Depreciation		(869)	(879)	(1,727)	(1,752)

Amortization		(234)	(220)	(464)	(437)

Finance costs

Interest expense		(280)	(279)	(557)	(560)

Interest on post-employment benefit obligations	13	(11)	(15)	(23)	(31)

Impairment of assets	7	(449)	(1)	(456)	(5)

Other (expense) income	8	(80)	(54)	(127)	51

Income taxes		(96)	(275)	(339)	(565)

Net earnings from continuing operations		290	810	1,018	1,592

Net earnings from discontinued operations	3	4	7	9	16

Net earnings		294	817	1,027	1,608

Net earnings from continuing operations attributable to:

Common shareholders		233	754	908	1,485

Preferred shareholders		34	38	72	76

Non-controlling interest		23	18	38	31

Net earnings from continuing operations		290	810	1,018	1,592

Net earnings attributable to:

Common shareholders		237	761	917	1,501

Preferred shareholders		34	38	72	76

Non-controlling interest		23	18	38	31

Net earnings		294	817	1,027	1,608

Net earnings per common share – basic and diluted	9

Continuing operations		0.26	0.84	1.00	1.65

Discontinued operations	3	–	0.01	0.01	0.02

Net earnings per common share – basic and diluted		0.26	0.85	1.01	1.67

Weighted average number of common shares outstanding – basic (millions)		904.3	899.5	904.2	898.9

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Consolidated financial statements

Consolidated statements of comprehensive (loss) income

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2020	2019	2020	2019
Net earnings from continuing operations		290	810	1,018	1,592

Other comprehensive (loss) income from continuing operations, net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three and six months ended June 30, 2020 and 2019, respectively		(4)	–	(7)	–

Net change in value of derivatives designated as cash flow hedges, net of income taxes of $40 million and ($4) million for the three months ended June 30, 2020 and 2019, respectively and ($76) million and $16 million for the six months ended June 30, 2020 and 2019, respectively		(111)	10	207	(44)

Items that will not be reclassified to net earnings

Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $594 million and $84 million for the three months ended June 30, 2020 and 2019, respectively, and ($40) million and $118 million for the six months ended June 30, 2020 and 2019, respectively (1)	13	(1,621)	(227)	110	(320)

Net change in value of derivatives designated as cash flow hedges, net of income taxes of $9 million and $4 million for the three months ended June 30, 2020 and 2019, respectively, and ($12) million and $8 million for the six months ended June 30, 2020 and 2019, respectively		(24)	(10)	33	(22)

Other comprehensive (loss) income from continuing operations		(1,760)	(227)	343	(386)

Net earnings from discontinued operations attributable to common shareholders		4	7	9	16

Total comprehensive (loss) income		(1,466)	590	1,370	1,222

Total comprehensive (loss) income attributable to:

Common shareholders		(1,520)	535	1,258	1,118

Preferred shareholders		34	38	72	76

Non-controlling interest		20	17	40	28

Total comprehensive (loss) income		(1,466)	590	1,370	1,222

(1)

The discount rate used to value our post-employment benefit obligations at June 30, 2020 was 2.8% compared to 4.2% at March 31, 2020 and 3.1% at December 31, 2019. The discount rate used to value our post-employment benefit obligations at June 30, 2019 was 3.0% compared to 3.3% at March 31, 2019 and 3.8% at December 31, 2018.

BCE Inc. 2020 Second Quarter Shareholder Report         41

Consolidated financial statements

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	JUNE 30, 2020	DECEMBER 31, 2019

ASSETS

Current assets

Cash		1,297	141

Cash equivalents		250	4

Trade and other receivables	10	2,812	3,038

Inventory		445	427

Contract assets		921	1,111

Contract costs		399	415

Prepaid expenses		301	194

Other current assets		212	190

Assets held for sale	3	825	–

Total current assets		7,462	5,520

Non-current assets

Contract assets		328	533

Contract costs		341	368

Property, plant and equipment		26,840	27,636

Intangible assets		12,897	13,352

Deferred tax assets		123	98

Investments in associates and joint ventures		718	698

Other non-current assets	11	1,931	1,274

Goodwill		10,551	10,667

Total non-current assets		53,729	54,626

Total assets		61,191	60,146

LIABILITIES

Current liabilities

Trade payables and other liabilities		3,341	3,954

Contract liabilities		723	683

Interest payable		229	227

Dividends payable		766	729

Current tax liabilities		287	303

Debt due within one year		2,584	3,881

Liabilities held for sale	3	205	–

Total current liabilities		8,135	9,777

Non-current liabilities

Contract liabilities		216	207

Long-term debt	12	25,024	22,415

Deferred tax liabilities		3,765	3,561

Post-employment benefit obligations	13	1,980	1,907

Other non-current liabilities		934	871

Total non-current liabilities		31,919	28,961

Total liabilities		40,054	38,738

EQUITY

Equity attributable to BCE shareholders

Preferred shares		4,004	4,004

Common shares		20,386	20,363

Contributed surplus		1,155	1,178

Accumulated other comprehensive income		386	161

Deficit		(5,142)	(4,632)

Total equity attributable to BCE shareholders		20,789	21,074

Non-controlling interest		348	334

Total equity		21,137	21,408

Total liabilities and equity		61,191	60,146

42             BCE Inc. 2020 Second Quarter Shareholder Report

Consolidated financial statements

Consolidated statements of changes in equity

	ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED JUNE 30, 2020 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2019	4,004	20,363	1,178	161	(4,632)	21,074	334	21,408

Net earnings	–	–	–	–	989	989	38	1,027

Other comprehensive income	–	–	–	231	110	341	2	343

Total comprehensive income	–	–	–	231	1,099	1,330	40	1,370

Common shares issued under employee stock option plan	–	23	(1)	–	–	22	–	22

Other share-based compensation	–	–	(22)	–	(31)	(53)	–	(53)

Dividends declared on BCE common and preferred shares	–	–	–	–	(1,578)	(1,578)	–	(1,578)

Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(26)	(26)

Settlement of cash flow hedges transferred to the cost basis of hedged items	–	–	–	(6)	–	(6)	–	(6)

Balance at June 30, 2020	4,004	20,386	1,155	386	(5,142)	20,789	348	21,137

	ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED JUNE 30, 2019 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2018	4,004	20,036	1,170	90	(4,937)	20,363	326	20,689

Adoption of IFRS 16	–	–	–	–	(19)	(19)	(1)	(20)

Balance at January 1, 2019	4,004	20,036	1,170	90	(4,956)	20,344	325	20,669

Net earnings	–	–	–	–	1,577	1,577	31	1,608

Other comprehensive loss	–	–	–	(64)	(319)	(383)	(3)	(386)

Total comprehensive (loss) income	–	–	–	(64)	1,258	1,194	28	1,222

Common shares issued under employee stock option plan	–	67	(3)	–	–	64	–	64

Common shares issued under employee savings plan (ESP)	–	40	–	–	–	40	–	40

Other share-based compensation	–	1	(2)	–	4	3	–	3

Dividends declared on BCE common and preferred shares	–	–	–	–	(1,501)	(1,501)	–	(1,501)

Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(39)	(39)

Settlement of cash flow hedges transferred to the cost basis of hedged items	–	–	–	(12)	–	(12)	–	(12)

Other	–	–	–	–	–	–	15	15

Balance at June 30, 2019	4,004	20,144	1,165	14	(5,195)	20,132	329	20,461

BCE Inc. 2020 Second Quarter Shareholder Report         43

Consolidated financial statements

Consolidated statements of cash flows

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2020	2019	2020	2019

Cash flows from operating activities

Net earnings from continuing operations		290	810	1,018	1,592

Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities

Severance, acquisition and other costs	6	22	39	38	63

Depreciation and amortization		1,103	1,099	2,191	2,189

Post-employment benefit plans cost	13	75	73	162	157

Net interest expense		275	271	545	547

Impairment of assets	7	449	1	456	5

Losses on investments	8	–	–	–	4

Income taxes		96	275	339	565

Contributions to post-employment benefit plans		(71)	(70)	(150)	(151)

Payments under other post-employment benefit plans		(12)	(19)	(29)	(37)

Severance and other costs paid		(13)	(33)	(48)	(99)

Interest paid		(240)	(269)	(556)	(534)

Income taxes paid (net of refunds)		6	(127)	(227)	(416)

Acquisition and other costs paid		(11)	(21)	(20)	(50)

Net change in operating assets and liabilities		576	42	255	(273)

Cash from discontinued operations	3	17	22	39	47

Cash flows from operating activities		2,562	2,093	4,013	3,609

Cash flows used in investing activities

Capital expenditures		(900)	(967)	(1,677)	(1,815)

Business acquisitions		(23)	(50)	(23)	(50)

Other investing activities		(13)	32	(19)	8

Cash used in discontinued operations	3	(8)	(5)	(15)	(7)

Cash flows used in investing activities		(944)	(990)	(1,734)	(1,864)

Cash flows used in financing activities

(Decrease) increase in notes payable		(1,204)	277	(1,434)	844

(Decrease) increase in securitized trade receivables		(400)	–	–	31

Issue of long-term debt	12	1,975	1,405	5,256	1,405

Repayment of long-term debt	12	(2,221)	(1,597)	(2,930)	(1,800)

Issue of common shares		–	44	22	64

Purchase of shares for settlement of share-based payments		(75)	(10)	(169)	(86)

Cash dividends paid on common shares		(753)	(712)	(1,469)	(1,390)

Cash dividends paid on preferred shares		(33)	(37)	(69)	(63)

Cash dividends paid by subsidiaries to non-controlling interest		(12)	(12)	(26)	(39)

Other financing activities		(25)	(33)	(55)	(39)

Cash used in discontinued operations	3	(2)	(2)	(3)	(3)

Cash flows used in financing activities		(2,750)	(677)	(877)	(1,076)

Net increase in cash		354	173	1,156	294

Cash at beginning of period		943	546	141	425

Cash at end of period		1,297	719	1,297	719

Net (decrease) increase in cash equivalents		(1,486)	253	246	375

Cash equivalents at beginning of period		1,736	122	4	–

Cash equivalents at end of period		250	375	250	375

44             BCE Inc. 2020 Second Quarter Shareholder Report

Notes to consolidated financial statements

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2019 annual consolidated financial statements, approved by BCE’s board of directors on March 5, 2020.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1    Corporate Information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.

Note 2    Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 5, 2020. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2019, except as noted below and as described in Note 3, Discontinued Operations.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

ESTIMATES AND KEY JUDGMENTS

When preparing the financial statements, management makes estimates and judgments relating to reported amounts of revenues and expenses, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. We base our estimates on a number of factors, including historical experience, current events including but not limited to the COVID-19 pandemic and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

ADOPTION OF AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2020, we adopted the following amended accounting standards.

STANDARD	DESCRIPTION	IMPACT

IFRIC Agenda Decision on IFRS 16 – Leases	International Financial Reporting Interpretations Committee (IFRIC) agenda decision clarifying the determination of the lease term for cancellable or renewable leases under IFRS 16.	This agenda decision did not have a significant impact on our financial statements.

Definition of a Business, Amendments to IFRS 3 – Business Combinations	These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.

These amendments did not have any impact on our financial statements. They may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.

BCE Inc. 2020 Second Quarter Shareholder Report         45

Notes to consolidated financial statements

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

COVID-19 – Related Rent Concessions, Amendment to IFRS 16 – Leases	This amendment provides an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.	We are currently assessing the impact of this amendment, if we adopt the optional relief.	Effective for annual reporting periods beginning on or after June 1, 2020. Early application is permitted.

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

Note 3    Discontinued operations

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion. The transaction is expected to close in the second half of 2020, subject to customary closing conditions. As a result, we have reclassified amounts related to the announced sale for the previous periods to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current period. We have also reclassified the assets and liabilities of the data centre operations to be sold as held for sale in our consolidated statements of financial position at June 30, 2020, measured at their carrying amount, which is lower than the estimated fair value less costs to sell. Property, plant and equipment and intangible assets included in assets held for sale are no longer depreciated or amortized effective June 1, 2020.

The following table summarizes the carrying value of the assets and liabilities that are classified as held for sale at June 30, 2020.

JUNE 30, 2020

Contract assets	1

Contract costs	3

Property, plant and equipment	479

Intangible assets	227

Goodwill	115

Total assets held for sale	825

Long-term debt	115

Deferred tax liabilities	82

Other non-current liabilities	8

Total liabilities held for sale	205

Net assets held for sale	620

The following tables summarize the income statements and statements of cash flows of our discontinued operations for the three and six months ended June 30, 2020 and 2019.

	THREE MONTHS		SIX MONTHS

FOR THE PERIOD ENDED JUNE 30	2020	2019	2020	2019

Operating revenues	39	41	79	86

Operating costs	(19)	(18)	(35)	(36)

Depreciation	(8)	(9)	(18)	(18)

Amortization	(3)	(3)	(7)	(7)

Interest expense	(2)	(2)	(4)	(4)

Other income	(1)	(1)	(2)	(1)

Income taxes	(2)	(1)	(4)	(4)

Net earnings attributable to common shareholders	4	7	9	16

	THREE MONTHS		SIX MONTHS

FOR THE PERIOD ENDED JUNE 30	2020	2019	2020	2019

Cash flows from operating activities	17	22	39	47

Cash flows used in investing activities	(8)	(5)	(15)	(7)

Cash flows used in financing activities	(2)	(2)	(3)	(3)

Net increase in cash	7	15	21	37

46             BCE Inc. 2020 Second Quarter Shareholder Report

Notes to consolidated financial statements

Note 4    Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

As a result of our agreement to sell substantially all of our data centre operations, the financial results of these data centre operations, which were previously included in our Bell Wireline segment, are now presented as a discontinued operation. See Note 3, Discontinued operations, for additional details.

The following tables present financial information by segment for the three month periods ended June 30, 2020 and 2019.

		BELL	BELL	BELL	INTERSEGMENT

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2020	NOTE	WIRELESS	WIRELINE	MEDIA	ELIMINATIONS	BCE

Operating revenues

External customers		1,909	2,963	482	–	5,354

Inter-segment		13	80	97	(190)	–

Total operating revenues		1,922	3,043	579	(190)	5,354

Operating costs	5	(1,043)	(1,764)	(406)	190	(3,023)

Segment profit (1)		879	1,279	173	–	2,331

Severance, acquisition and other costs	6					(22)

Depreciation and amortization						(1,103)

Finance costs

Interest expense						(280)

Interest on post-employment benefit obligations	13					(11)

Impairment of assets	7					(449)

Other expense	8					(80)

Income taxes						(96)

Net earnings from continuing operations						290

Net earnings from discontinued operations						4

Net earnings						294

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

		BELL	BELL	BELL	INTERSEGMENT

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2019	NOTE	WIRELESS	WIRELINE	MEDIA	ELIMINATIONS	BCE

Operating revenues

External customers		2,146	3,006	737	–	5,889

Inter-segment		14	67	105	(186)	–

Total operating revenues		2,160	3,073	842	(186)	5,889

Operating costs	5	(1,192)	(1,723)	(588)	186	(3,317)

Segment profit (1)		968	1,350	254	–	2,572

Severance, acquisition and other costs	6					(39)

Depreciation and amortization						(1,099)

Finance costs

Interest expense						(279)

Interest on post-employment benefit obligations	13					(15)

Impairment of assets	7					(1)

Other expense	8					(54)

Income taxes						(275)

Net earnings from continuing operations						810

Net earnings from discontinued operations						7

Net earnings						817

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2020 Second Quarter Shareholder Report         47

Notes to consolidated financial statements

The following tables present financial information by segment for the six month periods ended June 30, 2020 and 2019.

		BELL	BELL	BELL	INTERSEGMENT

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020	NOTE	WIRELESS	WIRELINE	MEDIA	ELIMINATIONS	BCE

Operating revenues

External customers		3,931	5,923	1,140	–	10,994

Inter-segment		26	156	191	(373)	–

Total operating revenues		3,957	6,079	1,331	(373)	10,994

Operating costs	5	(2,150)	(3,465)	(1,003)	373	(6,245)

Segment profit (1)		1,807	2,614	328	–	4,749

Severance, acquisition and other costs	6					(38)

Depreciation and amortization						(2,191)

Finance costs

Interest expense						(557)

Interest on post-employment benefit obligations	13					(23)

Impairment of assets	7					(456)

Other expense	8					(127)

Income taxes						(339)

Net earnings from continuing operations						1,018

Net earnings from discontinued operations						9

Net earnings						1,027

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

		BELL	BELL	BELL	INTERSEGMENT

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2019	NOTE	WIRELESS	WIRELINE	MEDIA	ELIMINATIONS	BCE

Operating revenues

External customers		4,210	5,991	1,377	–	11,578

Inter-segment		27	134	210	(371)	–

Total operating revenues		4,237	6,125	1,587	(371)	11,578

Operating costs	5	(2,377)	(3,450)	(1,168)	371	(6,624)

Segment profit (1)		1,860	2,675	419	–	4,954

Severance, acquisition and other costs	6					(63)

Depreciation and amortization						(2,189)

Finance costs

Interest expense						(560)

Interest on post-employment benefit obligations	13					(31)

Impairment of assets	7					(5)

Other income	8					51

Income taxes						(565)

Net earnings from continuing operations						1,592

Net earnings from discontinued operations						16

Net earnings						1,608

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

48             BCE Inc. 2020 Second Quarter Shareholder Report

Notes to consolidated financial statements

REVENUES BY SERVICES AND PRODUCTS

	THREE MONTHS		SIX MONTHS

FOR THE PERIOD ENDED JUNE 30	2020	2019	2020	2019

Services (1)

Wireless	1,481	1,580	3,016	3,108

Wireline data	1,916	1,914	3,807	3,780

Wireline voice	863	897	1,735	1,804

Media	482	737	1,140	1,377

Other wireline services	58	62	120	121

Total services	4,800	5,190	9,818	10,190

Products (2)

Wireless	428	566	915	1,102

Wireline data	113	123	236	265

Wireline equipment and other	13	10	25	21

Total products	554	699	1,176	1,388

Total operating revenues	5,354	5,889	10,994	11,578

(1)	Our service revenues are generally recognized over time.

(2)	Our product revenues are generally recognized at a point in time.

Note 5    Operating costs

		THREE MONTHS		SIX MONTHS

FOR THE PERIOD ENDED JUNE 30	NOTE	2020	2019	2020	2019

Labour costs

Wages, salaries and related taxes and benefits		(994)	(1,085)	(2,035)	(2,139)

Post-employment benefit plans service cost (net of capitalized amounts)	13	(64)	(58)	(139)	(126)

Other labour costs (1)		(236)	(257)	(463)	(486)

Less:

Capitalized labour		248	270	494	513

Total labour costs		(1,046)	(1,130)	(2,143)	(2,238)

Cost of revenues (2)		(1,471)	(1,706)	(3,125)	(3,444)

Other operating costs (3)		(506)	(481)	(977)	(942)

Total operating costs		(3,023)	(3,317)	(6,245)	(6,624)

(1)	Other labour costs include contractor and outsourcing costs.

(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6    Severance, acquisition and other costs

	THREE MONTHS		SIX MONTHS

FOR THE PERIOD ENDED JUNE 30	2020	2019	2020	2019

Severance	(2)	(20)	(10)	(27)

Acquisition and other	(20)	(19)	(28)	(36)

Total severance, acquisition and other costs	(22)	(39)	(38)	(63)

SEVERANCE COSTS

Severance costs consist of charges related to involuntary and voluntary employee terminations.

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, litigation costs, when they are significant, and other costs.

BCE Inc. 2020 Second Quarter Shareholder Report         49

Notes to consolidated financial statements

Note 7    Impairment of assets

During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of cash-generating units (CGUs) as well as for goodwill.

Impairment charges for the three and six months ended June 30, 2020 of $449 million and $456 million, respectively, related primarily to $452 million of charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licenses, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2020 to December 31, 2025, using discount rates of 8.0% to 9.5% and a perpetuity growth rate of (1.0)% to nil as well as market multiple data from public companies and market transactions. The carrying value of these CGUs was $942 million at June 30, 2020.

There was no impairment of Bell Media goodwill. For the Bell Media group of CGUs, a decrease of (0.6)% in the perpetuity growth rate or an increase of 0.4% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

Note 8    Other (expense) income

		THREE MONTHS		SIX MONTHS

FOR THE PERIOD ENDED JUNE 30	NOTE	2020	2019	2020	2019

Losses on retirements and disposals of property, plant and equipment and intangible assets		(54)	(1)	(70)	(6)

Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans		(9)	12	(37)	112

Early debt redemption costs	12	–	(18)	(17)	(18)

Equity gains (losses) from investments in associates and joint ventures

Gain (loss) on investment		11	(53)	21	(53)

Operations		(24)	(6)	(15)	5

Losses on investments		–	–	–	(4)

Other		(4)	12	(9)	15

Total other (expense) income		(80)	(54)	(127)	51

LOSSES ON RETIREMENTS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

In Q2 2020, we recorded a loss of $45 million due to a change in strategic direction related to the ongoing development of some of our TV platform assets under construction.

EQUITY GAIN (LOSS) FROM INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

We recorded a gain on investment of $11 million and $21 million for the three and six months ended June 30, 2020, respectively, and a loss on investment of ($53) million for the three and six months ended June 30, 2019, related to equity gains (losses) on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

50             BCE Inc. 2020 Second Quarter Shareholder Report

Notes to consolidated financial statements

Note 9    Earnings per share

The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS

FOR THE PERIOD ENDED JUNE 30	2020	2019	2020	2019

Net earnings from continuing operations attributable to common shareholders – basic	233	754	908	1,485

Net earnings from discontinued operations attributable to common shareholders – basic	4	7	9	16

Net earnings attributable to common shareholders – basic	237	761	917	1,501

Dividends declared per common share (in dollars)	0.8325	0.7925	1.6650	1.5850

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	904.3	899.5	904.2	898.9

Assumed exercise of stock options (1)	0.1	0.8	0.2	0.5

Weighted average number of common shares outstanding – diluted (in millions)	904.4	900.3	904.4	899.4

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 14,358,128 for the second quarter of 2020 and 9,554,587 for the first half of 2020, compared to 3,379,952 for the second quarter of 2019 and 6,349,240 for the first half of 2019.

Note 10    Trade and other receivables

	NOTE	JUNE 30, 2020	DECEMBER 31, 2019
Trade receivables		2,789	2,981
Allowance for revenue adjustments		(133)	(104)
Allowance for doubtful accounts	14	(104)	(62)
Current tax receivable		32	23
Other accounts receivable		228	200

Total trade and other receivables		2,812	3,038

Note 11    Other non-current assets

	NOTE	JUNE 30, 2020	DECEMBER 31, 2019

Net assets of post-employment benefit plans	13	765	558

Derivative assets	14	539	200

Long-term receivables		235	142

Investments (1)	14	147	128

Publicly-traded and privately-held investments	14	122	129

Other		123	117

Total other non-current assets		1,931	1,274

(1)	These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.

Note 12    Debt

On May 14, 2020, Bell Canada issued 2.50% Series M-52 medium term note (MTN) debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on May 14, 2030.

On May 14, 2020 and February 13, 2020, Bell Canada issued 3.50% Series M-51 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million and $750 million, respectively, which mature on September 30, 2050.

During the first half of 2020, Bell Canada drew $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its $4 billion Canadian dollar committed credit facilities. In Q2 2020, Bell Canada repaid all of the U.S dollar borrowings under such facilities. The borrowings, which were included in long-term debt, were hedged for foreign currency fluctuations through foreign exchange forward contracts. Accordingly, in Q2 2020, the forward contracts used to hedge these borrowings were settled. See Note 14, Financial assets and liabilities, for additional details.

On March 25, 2020, Bell Canada issued 3.35% Series M-47 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 12, 2025.

On March 16, 2020, Bell Canada redeemed, prior to maturity, its 4.95% Series M-24 MTN debentures, having an outstanding principal amount of $500 million, which were due on May 19, 2021. We incurred early debt redemption charges of $17 million, which were recorded in Other (expense) income in the income statement.

BCE Inc. 2020 Second Quarter Shareholder Report         51

Notes to consolidated financial statements

Note 13    Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		SIX MONTHS

FOR THE PERIOD ENDED JUNE 30	2020	2019	2020	2019
DB pension	(55)	(48)	(109)	(96)

DC pension	(26)	(25)	(62)	(58)

OPEBs	–	–	(1)	(1)

Less:

Capitalized benefit plans cost	17	15	33	29

Total post-employment benefit plans service cost	(64)	(58)	(139)	(126)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

	THREE MONTHS		SIX MONTHS

FOR THE PERIOD ENDED JUNE 30	2020	2019	2020	2019
DB pension	(2)	(5)	(5)	(10)

OPEBs	(9)	(10)	(18)	(21)

Total interest on post-employment benefit obligations	(11)	(15)	(23)	(31)

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS COST

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED (1)		UNFUNDED (2)		TOTAL

FOR THE PERIOD ENDED	JUNE 30, 2020	DECEMBER 31, 2019	JUNE 30, 2020	DECEMBER 31, 2019	JUNE 30, 2020	DECEMBER 31, 2019	JUNE 30, 2020	DECEMBER 31, 2019
Present value of post-employment benefit obligations	(25,790)	(24,961)	(1,964)	(1,918)	(308)	(300)	(28,062)	(27,179)

Fair value of plan assets	26,493	25,474	374	376	–	–	26,867	25,850

Plan surplus (deficit)	703	513	(1,590)	(1,542)	(308)	(300)	(1,195)	(1,329)

(1)

The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with the Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.

(2)	Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

In Q2 2020, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in Other comprehensive (loss) income from continuing operations of ($2,215) million due to an increase in the present value of our post-employment benefit obligations of ($4,673) million as a result of a decrease in the discount rate to 2.8% at June 30, 2020, compared to 4.2% at March 31, 2020, partly offset by an increase in the fair value of plan assets of $2,458 million as a result of an actual gain on plan assets of 10.7%.

During the first half of 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive (loss) income from continuing operations of $150 million due to an increase in the fair value of plan assets of $1,207 million as a result of an actual gain on plan assets of 6.5%, partly offset by an increase in the present value of our post-employment benefit obligations of ($1,057) million as a result of a decrease in the discount rate to 2.8% at June 30, 2020, compared to 3.1% at December 31, 2019.

52             BCE Inc. 2020 Second Quarter Shareholder Report

Notes to consolidated financial statements

Note 14    Financial assets and liabilities

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			JUNE 30, 2020		DECEMBER 31, 2019

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	12	12	29	29

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	82	86	82	85

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	21,517	25,068	18,653	20,905

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

June 30, 2020

Publicly-traded and privately-held investments	Other non-current assets	122	2	–	120

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	522	–	522	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (3)	Trade payables and other liabilities	(138)	–	–	(138)

Other	Other non-current assets and liabilities	91	2	147	(58)

December 31, 2019

Publicly-traded and privately-held investments	Other non-current assets	129	2	–	127

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	165	–	165	–

MLSE financial liability (3)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	71	1	128	(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the consolidated income statements. The option has been exercisable since 2017.

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at June 30, 2020 and December 31, 2019. We deal with institutions that have investment-grade credit ratings, and as such we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure.

The following table provides the change in allowance for doubtful accounts for trade receivables, which reflects an increase for the period ended June 30, 2020, mainly as a result of the impact of the COVID-19 pandemic.

	NOTE

Balance, January 1, 2020		(62)

Additions		(90)

Usage		48

Balance, June 30, 2020	10	(104)

In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

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Notes to consolidated financial statements

The following table provides further details on trade receivables, net of allowance for doubtful accounts.

	JUNE 30, 2020	DECEMBER 31, 2019

Trade receivables not past due	1,926	2,082

Trade receivables past due

Under 60 days	395	541

60 to 120 days	252	232

Over 120 days	112	64

Trade receivables, net of allowance for doubtful accounts	2,685	2,919

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

During the first half of 2020, we entered into foreign exchange forward contracts with a notional amount of $1,453 million in U.S. dollars ($2,039 million in Canadian dollars) to hedge the foreign currency risk associated with amounts drawn under our $4 billion Canadian dollar committed credit facilities. These foreign exchange contracts have matured at June 30, 2020. A loss of $30 million and $14 million, for the three and six months ended June 30, 2020, respectively, relating to these foreign exchange forward contracts is recognized in Other (expense) income in the consolidated income statements, which offsets the foreign currency gain on the repayment of drawdowns under the credit facilities.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $1 million ($55 million) recognized in net earnings from continuing operations at June 30, 2020 and a gain (loss) of $228 million recognized in Other comprehensive (loss) income from continuing operations at June 30, 2020, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $2 million in Other comprehensive (loss) income from continuing operations at June 30, 2020, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2020.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	200	CAD	279	2020	Commercial paper

Cash flow	USD	370	CAD	480	2020	Anticipated transactions

Cash flow	PHP	1,012	CAD	26	2020	Anticipated transactions

Cash flow	USD	588	CAD	768	2021	Anticipated transactions

Economic	USD	26	CAD	36	2021	Anticipated transactions

Economic – put options	USD	209	CAD	284	2020	Anticipated transactions

Economic – put options	USD	214	CAD	284	2021	Anticipated transactions

Economic – call options	USD	149	CAD	201	2020	Anticipated transactions

Economic – call options	CAD	87	USD	60	2020	Anticipated transactions

Economic – call options	USD	47	CAD	65	2021	Anticipated transactions

Economic – call options	CAD	68	USD	47	2021	Anticipated transactions

Economic – options (1)	USD	60	CAD	81	2020	Anticipated transactions

Economic – options (1)	USD	120	CAD	161	2021	Anticipated transactions

(1) Foreign currency options with a leverage provision and a profit cap limitation.

INTEREST RATE EXPOSURES

During Q1 2020, we entered into a series of interest rate options to economically hedge the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021. The fair value of these interest rate options at June 30, 2020 was a net liability of $5 million, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. A loss of $3 million and $5 million for the three and six months ended June 30, 2020, respectively, relating to these interest rate options is recognized in Other (expense) income in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $31 million ($38 million) in net earnings from continuing operations at June 30, 2020.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value of our equity forward contracts at June 30, 2020 was a net liability of $39 million, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. The fair value of our equity forward contracts at December 31, 2019 was an asset of $40 million recognized in Other current assets and Other non-current assets in the consolidated statements of financial position. A loss of $9 million and $37 million for the three and six months ended June 30, 2020, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the consolidated income statements.

54             BCE Inc. 2020 Second Quarter Shareholder Report

Notes to consolidated financial statements

A 5% increase (decrease) in the market price of BCE’s common shares at June 30, 2020 would result in a gain (loss) of $40 million recognized in net earnings from continuing operations, with all other variables held constant.

COMMODITY PRICE EXPOSURE

In Q1 2020, we entered into fuel swaps to economically hedge the purchase cost of fuel in 2020 and 2021. The fair value of our fuel swaps at June 30, 2020 was an asset of $2 million included in Other current assets and Other non-current assets in the consolidated statements of financial position. A gain of $6 million and $2 million for the three and six months ended June 30, 2020, respectively, is recognized in Other (expense) income in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at June 30, 2020 would result in a gain (loss) of $4 million recognized in net earnings from continuing operations, with all other variables held constant.

Note 15    Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		SIX MONTHS

FOR THE PERIOD ENDED JUNE 30	2020	2019	2020	2019

ESP	(8)	(8)	(16)	(15)

Restricted share units (RSUs) and performance share units (PSUs)	(13)	(11)	(29)	(31)

Other (1)	(2)	(2)	(5)	(6)

Total share-based payments	(23)	(21)	(50)	(52)

(1)	Includes deferred share plan (DSP), deferred share units (DSUs) and stock options.

The following tables summarize the change in unvested ESP contributions and outstanding RSUs/PSUs, DSUs and stock options for the period ended June 30, 2020.

ESP

NUMBER OF ESP SHARES

Unvested contributions, January 1, 2020	1,124,198

Contributions (1)	316,202

Dividends credited	29,520

Vested	(274,732)

Forfeited	(50,017)

Unvested contributions, June 30, 2020	1,145,171

(1) The weighted average fair value of the shares contributed during the six months ended June 30, 2020 was $58.

RSUs/PSUs

NUMBER OF RSUs/PSUs

Outstanding, January 1, 2020	2,915,118

Granted (1)	861,582

Dividends credited	79,152

Settled	(923,059)

Forfeited	(21,307)

Outstanding, June 30, 2020	2,911,486

(1)	The weighted average fair value of the RSUs/PSUs granted during the six months ended June 30, 2020 was $63.

DSUs

NUMBER OF DSUs

Outstanding, January 1, 2020	4,623,099

Issued (1)	62,996

Settlement of RSUs/PSUs	90,435

Dividends credited	128,403

Settled	(595,189)

Outstanding, June 30, 2020	4,309,744

(1)	The weighted average fair value of the DSUs issued during the six months ended June 30, 2020 was $62.

BCE Inc. 2020 Second Quarter Shareholder Report         55

Notes to consolidated financial statements

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2020	12,825,541	57

Granted	3,410,150	65

Exercised (1)	(419,546)	53

Forfeited	(41,845)	60

Outstanding, June 30, 2020	15,774,300	59

Exercisable, June 30, 2020	5,299,256	58

(1)	The weighted average market share price for options exercised during the six months ended June 30, 2020 was $64.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2020

Weighted average fair value per option granted	$1.55

Weighted average share price	$63

Weighted average exercise price	$65

Expected dividend growth	5%

Expected volatility	12%

Risk-free interest rate	1%

Expected life (years)	4

Expected dividend growth is commensurate with BCE’s dividend growth strategy. Expected volatility is based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Note 16    COVID-19

Although our telecommunications, media and broadcasting operations have been recognized by Canadian governments as essential services, our business has nonetheless, in the second quarter of 2020, been negatively impacted by the emergency measures adopted to combat the spread of COVID-19 and the resulting adverse economic conditions. All of our segments have been adversely affected, but we have seen a more pronounced impact on media advertising revenues, wireless product sales and outbound roaming revenues. Given that emergency measures taken to address the COVID-19 pandemic remained in place for most or all, as the case may be, of the second quarter and that certain of these measures gradually started being eased only in the latter part of the second quarter, such measures had a more significant impact on our second quarter financial results than on our first quarter financial results. Depending on the severity and duration of COVID-19 disruptions, including possible resurgences in the number of COVID-19 cases, our operations and financial results could continue to be significantly and negatively impacted in future periods. It is not possible at this time to estimate the magnitude of such future impacts.

56             BCE Inc. 2020 Second Quarter Shareholder Report

This document has been filed by BCE Inc. with the Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

AST TRUST COMPANY (CANADA)
INVESTOR RELATIONS	1 Toronto Street, Suite 1200
Building A, 8th floor	Toronto, Ontario M5C 2V6
1 Carrefour Alexander-Graham-Bell Verdun, Québec H3E 3B3	tel: 416 682-3861 or 1 800 561-0934 fax: 514 985-8843 or 1 888 249-6189
e-mail: investor.relations@bce.ca	e-mail: bce@astfinancial.com
tel: 1-800-339-6353
fax: 514-786-3970
BCE.ca
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